EXHIBIT 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2006

March 30, 2007

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
Conventions	4
Abbreviations	4
Conversion	4
SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	5
PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION	6
NON-GAAP MEASURES	6
VERMILION ENERGY TRUST	7
General	7
Organizational Structure of the Trust	7
Summary Description of the Business	8
History of Vermilion	9
Significant Acquisition	9
NARRATIVE DESCRIPTION OF THE BUSINESS	10
Stated Business Objectives	10
Description of Properties	10
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION	11
Reserves and Future Net Revenue	11
Reconciliation of Changes in Reserves and Future Net Revenue	16
Undeveloped Reserves	19
Future Development Costs	19
Oil and Gas Properties and Wells	20
Costs Incurred	20
Exploration and Development Activities	20
Properties with No Attributed Reserves	21
Abandonment and Reclamation Costs	21
Tax Horizon	22
Production Estimates	22
Production History	22
Marketing	24
ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY TRUST	25
Trust Units	25
Special Voting Rights	25
Unitholders' Limited Liability	25
Issuance of Trust Units	26
Cash Distributions	26
Redemption Right	26
Non-Resident Unitholders	27
Meetings of Unitholders	27
Trustee	27
Delegation of Authority, Administration and Trust Governance	28
Amendments to the Trust Indenture	28
Takeover Bid	28
Termination of the Trust	28
Reporting to Unitholders	29
Distribution Reinvestment and Optional Trust Unit Purchase Plan	29
Unitholder Rights Plan	29
ADDITIONAL INFORMATION RESPECTING VERMILION RESOURCES LTD	33
Management of Vermilion	33

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TABLE OF CONTENTS (Continued)

AUDIT COMMITTEE MATTERS	35
Audit Committee Charter	35
Composition of the Audit Committee	35
External Audit Service Fees	35
Vermilion Share Capital	36
Voting and Exchange Trust Agreement	39
Support Agreement	41
Notes	42
Royalty Agreement	43
MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES	43
CONFLICTS OF INTEREST	44
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44
LEGAL PROCEEDINGS	44
MATERIAL CONTRACTS	44
INTERESTS OF EXPERTS	44
TRANSFER AGENT AND REGISTRAR	44
RISK FACTORS	44
Reserve Estimates	44
Volatility of Oil and Natural Gas Prices	44
Changes in Legislation	45
Competition	45
Operational Matters	45
Environmental Concerns	45
Kyoto Protocol	46
Debt Service	46
Delay in Cash Distributions	46
Taxation of Vermilion	46
Changes in Income Tax Laws	47
Depletion of Reserves	48
Net Asset Value	48
Return of Capital	48
Nature of Trust Units	48
Unitholders Limited Liability	48
Statutory Remedies	49
Variations in Interest Rates and Foreign Exchange Rates	49
Mutual Fund Trust Status	49
Increase in Operating Costs or Decline in Production Level	50
Acquisition Assumptions	50
Additional Financing	50
Potential Conflicts of Interest	50
GAPP Adjustments	50
Market Accessibility	51
ADDITIONAL INFORMATION		51
SCHEDULE "A"	REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR (FORM 51-101F2)	52
SCHEDULE "B"	REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)	53
SCHEDULE "C"	AUDIT COMMITTEE TERMS OF REFERENCE	54

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GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

"ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“AGCA” means Alberta Gas Cost Allowance

"affiliate" when used to indicate a relationship with a person or company, has the same meaning as set forth in the Securities Act (Alberta);

"Arrangement" means the plan of arrangement under the ABCA involving the Trust, Vermilion, Clear and Vermilion Acquisition Ltd., which was completed on January 22, 2003;

"Aventura" means Aventura Energy Inc., a corporation incorporated pursuant to the ABCA;

"Aventura Shares" means the common shares of Aventura;

"board of directors" or "board" means the board of directors of Vermilion;

"Clear" means Clear Energy Inc., a publicly traded oil and natural gas exploration and production company;

"control" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"Current Market Price of a Trust Unit" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX on that date and the nine trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of Vermilion for such purpose; provided, however, that if in the opinion of the board of directors of Vermilion the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of Vermilion, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Trust Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable ten trading days by (b) the total number of Trust Units sold on such stock exchange or system during such period;

"Distributable Cash" means all amounts available for distribution during any applicable period to holders of Trust Units;

"Distribution" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"Distribution Payment Date" means any date that Distributable Cash is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"DRIP Plan" means the Distribution Reinvestment and Optional Trust Unit Purchase Plan adopted by the Trust;

"Exchangeable Shares" means the Series A exchangeable shares in the capital of Vermilion;

"Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

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"Exchange Ratio" means the exchange ratio used to determine the number of Trust Units a holder of Exchangeable Shares is entitled to receive upon an exchange of Exchangeable Shares which, in respect of each Exchangeable Share, was initially equal to one upon completion of the Arrangement, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the product of the Exchange Ratio immediately prior to the applicable Distribution Payment Date and the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price of a Trust Unit on the last business day prior to that Distribution Payment Date; and (b) decreasing the Exchange Ratio on each record date for the payment of dividends to holders of Exchangeable Shares by Vermilion, if any, by an amount, rounded to the nearest five (5) decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price of a Trust Unit on the date that is the last business day prior to that dividend record date. The Exchange Ratio shall also be adjusted in the event of certain other reorganizations or distributions in respect of the Trust Units as necessary on an economic equivalency basis as further described in the Exchangeable Share Provisions;

"Glacier" means Glacier Energy Limited, a private oil and natural gas exploration and producing company;

"GLJ" means GLJ Petroleum Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

"GLJ Report" means the independent engineering evaluation of certain oil, NGL and natural gas interests of the Trust prepared by GLJ dated February 27, 2007 and effective December 31, 2006;

"Income Tax Act" or "Tax Act" means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"Insolvency Event" means the institution by Vermilion of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of Vermilion to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Vermilion to contest in good faith any such proceedings commenced in respect of Vermilion within fifteen (15) days of becoming aware thereof, or the consent by Vermilion to the filing of any such petition or to the appointment of a receiver, or the making by Vermilion of a general assignment for the benefit of creditors, or the admission in writing by Vermilion of its inability to pay its debts generally as they become due, or Vermilion not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to the Exchangeable Share Provisions;

"Meeting" means the annual and special meeting of Unitholders of the Trust to be held on May 4, 2007 (or, if adjourned, such other date on which the meeting is held);

"Non-Resident" means (a) a Person who is not a resident of Canada for the purposes of the Tax Act; or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"Notes" means the unsecured, subordinated notes issued by Vermilion under the Arrangement;

"Partnership" means Vermilion Resources, the partners of which are Vermilion and its wholly-owned subsidiary 1209963 Alberta Ltd.;

"Permitted Investments" means (a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof, (b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited, and (c) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"Pro Rata Share" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when such a number is divided by the total number of all Trust Units that are issued and outstanding at that time;

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"Royalty" means the royalty granted under the Royalty Agreement commencing February 1, 2003, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and natural gas interests, rights and related tangibles of the Partnership after certain costs, expenditures and deductions;

"Royalty Agreement" means the amended royalty agreement between the Partnership, Vermilion, 1209963 Alberta Ltd. and the Trust dated January 22, 2003 providing for the creation of the Royalty;

"Special Voting Right" means the special voting right of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"Subsidiary" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"Support Agreement" means the support agreement entered into between the Trust and Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) on January 16, 2003;

"Trust" means Vermilion Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"Trustee" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"Trust Indenture" means the amended and restated trust indenture dated as of January 15, 2003 between Computershare Trust Company of Canada and Vermilion;

"Trust Subsidiary" means Vermilion Resources Ltd., 1209963 Alberta Ltd., 1209974 Alberta Ltd., Vermilion Rep S.A.S., Vermilion Resources (Partnership), Vermilion Oil & Gas Netherlands B.V. and Vermilion Oil & Gas Australia Pty Ltd.;

"Trust Unit" or "Unit" means a unit of the Trust issued by the Trust;

"Trust Unit Award Plan" means the Trust Unit Award Incentive Plan of the Trust;

"TSX" means TSX Inc., carrying on business as the Toronto Stock Exchange;

"Unitholder Rights Plan Agreement" means the Unitholder Rights Plan Agreement dated May 5, 2006 between the Trust and Computershare Trust Company of Canada establishing the Unitholder Rights Plan of the Trust;

"Unitholders" means holders from time to time of the Trust Units;

"Unit Rights Incentive Plan" means the Unit Rights Incentive Plan of the Trust;

"Verenex" means Verenex Energy Inc., a publicly traded oil and natural gas exploration and production company;

"Vermilion" means Vermilion Resources Ltd.;

"Voting and Exchange Agreement Trustee" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder; and

"Voting and Exchange Trust Agreement" means the voting and exchange trust agreement entered into on January 16, 2003 between the Trust, Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion) and the Voting and Exchange Agreement Trustee.

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Conventions

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

Abbreviations

Oil and Natural Gas Liquids
Bbl	Barrel
Bbls	Barrels
Mbbls	thousand barrels
Bbls/d	barrels per day
NGLs	natural gas liquids
GJ	Gigajoule
GJ/d	gigajoule per day

Natural Gas
Mcf	thousand cubic feet
Mmcf	million cubic feet
Bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
MMBTU	million British Thermal Units

Other
AECO-C	Intra-Alberta Nova Inventory Transfer Price (NIT net price)
API	American Petroleum Institute
°API	An indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28 °API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
BOE
barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

BOE/D	barrel of oil equivalent per day
m3	cubic metres
MBOE	1,000 barrels of oil equivalent
mmboe	million barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
MW/h	Megawatts per hour

Conversion

The following table sets forth certain standard conversion from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

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SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form may constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this annual information form may include but are not limited to capital expenditures, business strategy and objectives, reserve quantities and the discounted present value of future net cash flows from such reserves, net revenue, future production levels, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating and other costs, and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to any other assumptions identified in this annual information form, assumptions have been made regarding, among other things:

•  the ability of the Trust to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•  the ability of the Trust to market oil and natural gas successfully to current and new customers;
•  the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•  the timely receipt of required regulatory approvals;
•  the ability of the Trust to obtain financing on acceptable terms;
•  currency, exchange and interest rates; and
•  future oil and gas prices.

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Trust can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward looking statements or information. These risks and uncertainties include but are not limited to:

•  the ability of management to execute its business plan;
•  the risks of the oil and gas industry both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•  risks and uncertainties involving geology of oil and gas deposits;
•  risks inherent in the Trust's marketing operations, including credit risk;
•  the uncertainty of reserves estimates and reserves life;
•  the uncertainty of estimates and projections relating to production, costs and expenses;
•  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•  the Trust's ability to enter into or renew leases;
•  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•  health, safety and environmental risks;
•  uncertainties as to the availability and cost of financing;
•  the ability of the Trust to add production and reserves through development and exploration activities;
•  general economic and business conditions;
•  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•  uncertainty in amounts and timing of royalty payments;
•  risks associated with existing and potential future law suits and regulatory actions against the Trust; and
•  other risks and uncertainties described elsewhere in this annual information form or in the Trust's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this annual information form are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

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PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas reserve information contained in this annual information form has been prepared and presented in accordance with National Instrument 51-101 Standard of Disclosure for Oil and Gas Activities ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this annual information form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. The Trust has adopted the standard of 6 Mcf:1 boe when converting natural gas to barrels of oil equivalent. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

NON-GAAP MEASURES

In this annual information form the Trust uses the terms "cash flow", “adjusted cash flow”, "funds flow from operations" and “distributable cash” to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. "Cash flow", "adjusted cash flow", "funds flow from operations" and “distributable cash” are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow", "adjusted cash flow", "funds flow from operations" and “distributable cash” of the Trust may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "adjusted cash flow" "funds flow from operations" and “distributable cash” should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. All references to "cash flow", "adjusted cash flow", "funds flow from operations" and “distributable cash” are based on cash flow before changes in non-cash working capital related to operating activities and site restoration expenditures, as presented in the consolidated financial statements of the Trust. The actual amount of cash that is distributed cannot be assured and future distributions may vary. The Trust uses such terms as an indicator of financial performance because such terms are commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such terms are useful supplemental measures as they provide investors with information of what cash is available for distribution from the Trust to Unitholders in such periods.

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VERMILION ENERGY TRUST

General

Vermilion Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and formed on December 16, 2002 pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 2800, 400 - 4th Avenue, S.W., Calgary, Alberta, T2P 0J4.

Organizational Structure of the Trust

The following diagram describes the intercorporate relationships among the Trust and each of its material subsidiaries (and Verenex Energy Inc.) as at December 31, 2006, where each principal subsidiary was incorporated or formed, the percentage of votes attaching to all voting securities of each subsidiary beneficially owned by Vermilion, as well as the flow of cash from the oil and gas properties held by such subsidiaries to the Trust, and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this annual information form for a complete description of the structure of the Trust.

Notes:
(1)    The Unitholders own 100% of the Trust Units.
(2)    Cash distributions are made to Unitholders monthly based on the Trust's cash flow.
(3)    Cash flow represents payments made by Vermilion to the Trust in respect of principal and interest payments on the Notes. In addition to such payments, dividends may also be paid on the common shares of Vermilion.
(4)    Cash flow represents payments made by the Partnership under the Royalty Agreement.
(5)    The Trust will invest funds raised through any subsequent issuance of Trust Units in additional securities of Vermilion to enable Vermilion to make capital expenditures. In addition, the Trust may reinvest a portion of the income received from Vermilion as well as any repayments of principal on the Notes in securities of Vermilion to enable Vermilion to make capital expenditures.

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Summary Description of the Business

Vermilion Energy Trust

The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is flowed from Vermilion to the Trust by way of interest payments and principal repayments on the Notes and dividends declared on the common shares of Vermilion, and from the Partnership to the Trust by way of royalty payments under the Royalty Agreement. Under the terms of the Trust Indenture, the Trust is also entitled to:

(a)
acquire or invest in securities of Vermilion and in the securities of any other entity including without limitation, bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;

(b)
acquire royalties in respect of Canadian resource properties as defined in the Tax Act and making any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;

(c)	of any part of the property of the Trust, including, without limitation, any securities of Vermilion;

(d)
temporarily hold cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(e)	costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from acquiring any investment which would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of Notes, royalty income pursuant to the Royalty Agreement, and dividends on the common shares of Vermilion. The Trust currently makes monthly cash distributions to Unitholders of the interest income earned from the Notes, income earned under the Royalty Agreement and dividends received on the common shares of Vermilion, after expenses, if any, and any cash redemptions of Trust Units.

Unitholders receive monthly distributions of the cash flow generated by Vermilion and distributed to Unitholders through the Trust. The Trust currently employs a strategy which: (i) provides Unitholders with a competitive annual cash on cash yield through monthly cash distributions, (ii) ensures that Vermilion's existing assets are maintained at a level that provides sustainable ongoing cash flow, and (iii) continues to expand the business of the Trust through the development of growth opportunities that are intended to provide long-term stable cash flows and be accretive to the existing Unitholders. The Trust intends to finance acquisitions through bank financing and the issuance of additional Trust Units from treasury, while maintaining prudent leverage.

Vermilion Resources Ltd.

Vermilion Resources Ltd. was incorporated under the ABCA on November 23, 1993. On January 1, 2003, Vermilion amalgamated with its wholly-owned subsidiary, 973675 Alberta Ltd. and on January 15, 2003, Vermilion amalgamated with its wholly-owned subsidiaries, Big Sky Resources Inc., Vermilion Gas Marketing Inc. and 962134 Alberta Ltd. On January 22, 2003, Vermilion was amalgamated with Vermilion Acquisition Ltd. pursuant to the Arrangement. Where the information in this annual information form is as of a date prior to January 22, 2003, the terms "Vermilion" or "Vermilion Resources Ltd." shall refer to Vermilion Resources Ltd. prior to its amalgamation with Vermilion Acquisition Ltd. under the Arrangement.

The Trust is the sole holder of Vermilion common shares. Certain former shareholders of Vermilion own Exchangeable Shares of Vermilion in accordance with the elections made by such holders under the Arrangement. Vermilion continues to carry on an oil and natural gas business similar to that carried on by Vermilion prior to the Arrangement becoming effective.

The head office of Vermilion is located at Suite 2800, 400 - 4th Avenue S.W., Calgary, Alberta, T2P 0J4 and its registered office is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

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History of Vermilion

The following describes the development of Vermilion's business over the last three completed financial years.

On January 15, 2003 the shareholders of Vermilion approved the reorganization of Vermilion by way of a plan of arrangement under the ABCA into Vermilion Energy Trust and Clear Energy Inc. The Arrangement was completed on January 22, 2003 and resulted in former Vermilion shareholders and option holders owning all of the issued and outstanding common shares of Clear and all of the issued and outstanding Trust Units, and the Trust owning all of the issued and outstanding common shares of Vermilion.

Following the completion of the Arrangement, Vermilion completed certain transactions with Aventura pursuant to which Vermilion transferred all of its 40% participating interest in, and operatorship of, the Central Block onshore Trinidad to Aventura in exchange for Aventura Shares. Vermilion also acquired from Aventura a 25% gross overriding royalty which was held by Aventura on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for cash consideration of $6.3 million.

On May 6, 2004 all the Aventura Shares were acquired by BG Canada Ltd. on the basis of $5.10 per share pursuant to a take-over bid for an aggregate consideration of $228 million. As a result of the completion of the acquisition of Aventura by BG Canada Ltd., Vermilion received an aggregate $165 million for its Aventura Shares.

On May 19, 2004 Vermilion closed the acquisition of certain oil and gas producing properties in the Netherlands for $80.5 million (effective January 1, 2004). Vermilion acquired 5,900 BOE/D of predominantly onshore producing gas properties. The acquisition added 14.3 mmboe of proved (P90) reserves and 17.4 mmboe of proved plus probable (P50) reserves to Vermilion.

On June 29, 2004 Vermilion completed the formation and initial financing of an international exploration company, Verenex. Verenex's mandate included the acceleration of Vermilion's exploration efforts in France. As part of a series of transactions, Vermilion exchanged an interest in certain exploration lands in France together with a gross overriding royalty on certain of Vermilion's non-operated interests and properties located in Bottrel, Alberta for common shares of Verenex. In an initial public financing in June of 2004, Verenex raised over $30 million, of which Vermilion subscribed for $5 million. In December 2005, Verenex completed a bought deal financing raising $26.1 million of which Vermilion subscribed for $10 million. In December of 2006, Verenex completed a bought deal financing raising $33.2 million of which Vermilion subscribed for $7.5 million. Vermilion holds approximately 45% of the Verenex common shares outstanding as of March 30, 2007.

In June 2004 Vermilion entered into a joint venture agreement with Glacier, covering the development of coal bed methane and shallow gas on lands held by the Trust in Central Alberta. Pursuant to the joint venture agreement, the Trust sold 50% of the Trust's working interest in the coal bed methane and shallow gas rights on over 40,000 acres of land in exchange for 5.4 million common shares of Glacier. On December 7, 2005 Vermilion completed the acquisition of the remaining Glacier shares not held by Vermilion for total consideration of $91.6 million, including $4.6 million of debt. The acquisition enabled the Trust to control its central Alberta coalbed methane and shallow gas program.

On March 31, 2005 Vermilion closed the acquisition of certain oil producing properties in Australia for $95.0 million (effective January 1, 2005). Vermilion acquired 4,800 BOE/D of offshore producing oil properties.

On July 10, 2006, Vermilion closed the acquisition of a company owning oil properties in France for $126.6 million. See “Significant Acquisition - France Acquisition”.

As at March 16, 2007 Vermilion had 247 full time employees of which 110 employees were located in its head office, 25 employees in its Canadian field offices, 87 employees in France, 15 employees in the Netherlands and 10 employees in Australia.

Significant Acquisition

France Acquisition

On July 10, 2006 the Trust, through its France subsidiary acquired an 89.886% interest in Esso Rep, from Esso SAF, a subsidiary of Exxon Mobil Corporation. On July 12, 2006 the Trust acquired the remaining 10.114% interest in Esso Rep from another party resulting in an ownership interest of 100%.

2006 Annual Information Form - Vermilion Energy Trust	9

Results of operations are included in the consolidated results from that date. The aggregate purchase price, exclusive of the acquired working capital deficiency, was $126.6 million consisting of cash of $123.1 million and a current payable of $3.5 million. Subsequent to the date of acquisition, Esso Rep was renamed Vermilion Emeraude Rep SAS. The transaction added approximately 3,900 BOE/D of light oil production. This transaction was not a significant acquisition as contemplated in National Instrument 51-102, Continuous Disclosure Obligations.

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

Vermilion is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in Canada, France, the Netherlands and Australia. Vermilion's business plan is to maximize returns to the Trust from its oil and natural gas properties and related assets. Where possible, Vermilion will seek to expand its reserve base through the selective addition of high-quality, long-life reserves with low risk development opportunities.

In reviewing potential participations or acquisitions, Vermilion will consider a number of factors, including: (a) the present value of the future revenue from such properties from the proved producing, total proved and proved plus probable reserves; (b) the amount of potential for additional reservoir development; (c) whether sufficient infrastructure exists in the prospect to provide for increased activity; (d) the cost of any potential development; (e) investments in properties that exhibit medium to long life reserves and stable production base; and (f) the ability of Vermilion to enhance the value of acquired properties through additional exploitation efforts and additional development drilling. The board of directors of Vermilion may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life, asset quality and the Trust's business prospects.

Description of Properties

The following is a description of the oil and natural gas properties, plants, facilities and installations in which Vermilion has an interest and that are material to Vermilion's operations and exploration activities. The production numbers stated refer to Vermilion's working interest share before deduction of Crown, freehold and other royalties. Reserve amounts are stated, before deduction of royalties, as at December 31, 2006, based on forecast cost and price assumptions as evaluated in the GLJ Report.

Canada Assets

Vermilion’s production in Canada is located primarily in three areas, all in Alberta: Drayton Valley, Slave Lake and Central Alberta. Vermilion’s main producing gas areas are Drayton Valley and Central Alberta while Slave Lake is the main oil producing area.

In Canada, Vermilion holds an average working interest of 69.35% in 286,629 (198,780 net) acres of developed land, 405 (285 net) producing natural gas wells and 305 (206 net) producing oil wells as at December 31, 2006. Vermilion operates two natural gas plants and has an ownership interest in a third, resulting in combined gross processing capacity of over 75 Mmcf/d. In addition, Vermilion has treating capacity of over 13,000 Bbls/d of oil in four oil batteries.

For the year ended December 31, 2006, production in Canada averaged approximately 41.0 Mmcf/d of natural gas and 4,011 Bbls/d of oil and NGLs.

The GLJ Report assigned 30,842 MBOE of total proven reserves and 45,143 MBOE of proved plus probable reserves to Vermilion's properties located in Canada as at December 31, 2006.

2006 Annual Information Form - Vermilion Energy Trust	10

France Assets

Vermilion's main producing areas in France are located in the Aquitaine Basin which is southwest of Bordeaux, France and in the Paris Basin, located just east of Paris. Vermilion's assets in France are primarily oil producing properties. The two major fields in the Paris Basin area are Champotran and Chaunoy. The two major fields in the Aquitaine Basin are Parentis and Cazaux. Vermilion holds an 85% working interest in 130,753 acres of developed land in the Aquitaine and Paris Basins. Vermilion had 204 (180 net) producing oil wells in France as at December 31, 2006.

Vermilion's production in France for the fourth quarter of 2006 averaged approximately 9,629 Bbls/d of oil and 1.3 Mmcf/d of natural gas.

The GLJ Report assigned 34,534 MBOE of total proven reserves and 49,995 MBOE of proved plus probable reserves to Vermilion's properties located in France.

Netherlands Assets

Vermilion's Netherlands assets consist of six onshore concessions and one offshore concession located in the northern part of the country. Production consists solely of natural gas with a small amount of related condensate. The assets include three gas treatment centres. Vermilion holds an approximate 64% working interest over the six concessions in 456,675 (293,095 net) acres of developed land and 55 (44 net) producing gas wells as at December 31, 2006.

For the year ended December 31, 2006, Vermilion's production in the Netherlands averaged 31 Bbls/d of NGLs and 29.5 Mmcf/d of natural gas.

The GLJ Report assigned 9,387 MBOE of total proven reserves and 12,940 MBOE of proven plus probable reserves to Vermilion's properties located in the Netherlands.

Australia Assets

Vermilion's Australia assets consist of a 60% operated interest in an offshore field located on Western Australia's northwest shelf. Production consists solely of oil. Vermilion holds a 60% working interest in the Wandoo block, which comprises of 241.1 square kilometres and is considered a production license. All acreage therefore is classified as producing.

For the year ended December 31, 2006, Vermilion's production in the Australia averaged 3,815 Bbls/d of oil.

The GLJ Report assigned 11,569 MBOE of total proven reserves and 15,107 MBOE of proven plus probable reserves to Vermilion's properties located in Australia.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reserves and Future Net Revenue

The following is a summary of the oil and natural gas reserves and the value of future net revenue of Vermilion as evaluated by GLJ. Pricing used in the forecast and constant price evaluations is set forth in the notes to the tables.

Information contained in this section is effective December 31, 2006 unless otherwise stated. The reserves information was prepared on February 27, 2007.

All evaluations of future net production revenue set forth in the tables below are stated after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments including abandonment and reclamation obligations. It should not be assumed that the discounted future net production revenue estimated by the GLJ Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the GLJ Report. There is no assurance that the future price and cost assumptions used in the GLJ Report will prove accurate and variances could be material.

2006 Annual Information Form - Vermilion Energy Trust	11

Reserves for Canada, France, the Netherlands and Australia are established using deterministic methodology. Total Proved Reserves are established at the 90 percent probability (P90) level. There is a 90 percent probability that the actual reserves recovered will be equal to or greater than the P90 reserves. Total Proved Plus Probable Reserves are established at the 50 percent probability (P50) level. There is a 50 percent probability that the actual reserves recovered will be equal to or greater than the P50 reserves.

Vermilion accounts for its investment in Verenex using the equity method and therefore the reserves of Verenex are not included in the tables below, except to the extent of Vermilion’s working interest.

The Report on Reserves Data by Independent Qualified Reserves Evaluator in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are contained in Schedules "A" and "B", respectively.

The following tables provide reserves data and a breakdown of future net revenue by component and production group using forecast prices and costs and constant prices and costs. For Canada, the tables following include Alberta Gas Cost Allowance (AGCA).

The following tables may not total due to rounding.

Oil and Gas Reserves - Based on Constant Prices and Costs(8)

	Light and Medium Oil				Natural Gas				Natural GasLiquids				BOEs
	Gross(1)		Net(1)		Gross(1)		Net(1)		Gross(1)		Net(1)		Gross(1)		Net(1)
	(Mbbl	)	(Mbbl	)	(Mmcf	)	(Mmcf	)	(Mbbl	)	(Mbbl	)	(MBOE	)	(MBOE	)
Proved Developed Producing(2)(5)
Canada	7,699		7,110		77,927		62,503		2,857		1,865		23,544		19,392
France	31,070		27,976		2,331		2,203		-		-		31,458		28,343
Netherlands	-		-		56,681		56,681		86		86		9,532		9,532
Australia	10,532		10,532		-		-		-		-		10,532		10,532
Total	49,301		45,618		136,939		121,387		2,942		1,951		75,066		67,799
Proved Developed Non-Producing(2)(6)
Canada	85		78		11,887		10,145		196		129		2,262		1,897
France	1,027		894		73		73		-		-		1,039		906
Netherlands	-		-		-		-		-		-		-		-
Australia	1,140		1,140		-		-		-		-		1,140		1,140
Total	2,251		2,111		11,959		10,218		196		129		4,441		3,943
Proved Undeveloped(2)(7)
Canada	268		228		27,338		23,526		58		35		4,882		4,185
France	2,183		2,093		-		-		-		-		2,183		2,093
Netherlands	-		-		-		-		-		-		-		-
Australia	-		-		-		-		-		-		-		-
Total	2,451		2,321		27,338		23,526		58		35		7,065		6,278
Total Proved(2)
Canada	8,052		7,416		117,152		96,174		3,111		2,030		30,688		25,474
France	34,280		30,963		2,403		2,276		-		-		34,680		31,342
Netherlands	-		-		56,681		56,681		86		86		9,532		9,532
Australia	11,671		11,671		-		-		-		-		11,671		11,671
Total	54,003		50,050		176,236		155,131		3,197		2,116		86,571		78,020
Total Probable(3)
Canada	1,997		1,817		63,112		51,693		1,658		1,071		14,174		11,503
France	15,369		13,654		530		501		-		-		15,457		13,738
Netherlands	-		-		20,668		20,668		33		33		3,478		3,478
Australia	3,707		3,707		-		-		-		-		3,707		3,707
Total	21,073		19,178		84,311		72,863		1,691		1,104		36,816		32,426
Total Proved Plus Probable(2)(3)
Canada	10,049		9,232		180,264		147,867		4,769		3,101		44,862		36,978
France	49,648		44,617		2,934		2,777		-		-		50,137		45,080
Netherlands	-		-		77,349		77,349		118		118		13,010		13,010
Australia	15,379		15,379		-		-		-		-		15,379		15,379
Total	75,076		69,228		260,547		227,993		4,887		3,219		123,388		110,446

2006 Annual Information Form - Vermilion Energy Trust	12

Net Present Values of Future Net Revenue - Based on Constant Prices and Costs(8)

	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes Discounted At
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing(2)(5)
Canada	610,968	467,567	383,090	327,463	287,936	610,968	467,567	383,090	327,463	287,936
France	1,213,306	867,155	684,422	571,605	494,576	890,017	651,675	522,720	441,292	384,608
Netherlands	204,697	172,517	150,358	134,103	121,607	154,150	129,875	112,861	100,231	90,448
Australia	438,349	361,130	306,397	266,188	235,696	224,440	183,631	154,946	134,014	118,230
Total	2,467,320	1,868,369	1,524,267	1,299,359	1,139,815	1,879,575	1,432,748	1,173,617	1,003,000	881,222
Proved Developed Non-Producing(2)(6)
Canada	38,733	28,589	22,472	18,391	15,476	38,733	28,589	22,472	18,391	15,476
France	37,341	29,269	23,739	19,773	16,816	27,092	21,678	17,824	14,981	12,741
Netherlands	-	-	-	-	-	-	-	-	-	-
Australia	54,545	44,073	37,070	32,131	28,479	30,873	24,767	20,727	17,895	15,816
Total	130,619	101,931	83,281	70,295	60,771	96,698	75,034	61,023	51,267	44,033
Proved Undeveloped(2)(7)
Canada	48,691	26,119	11,743	2,288	(4,102)	48,691	26,119	11,743	2,288	(4,102)
France	102,677	69,988	52,173	40,829	32,982	74,487	51,838	39,174	30,935	25,141
Netherlands	-	-	-	-	-	-	-	-	-	-
Australia	-	-	-	-	-	-	-	-	-	-
Total	151,368	96,107	63,916	43,117	28,880	123,178	77,957	50,917	33,223	21,039
Total Proved(2)
Canada	698,391	522,275	417,304	348,141	299,309	698,391	522,275	417,304	348,141	299,309
France	1,353,324	966,412	760,335	632,207	544,375	981,868	715,786	570,890	479,005	414,955
Netherlands	204,697	172,517	150,358	134,103	121,607	154,150	129,875	112,861	100,231	90,448
Australia	492,895	405,203	343,467	298,319	264,175	278,986	227,703	192,016	166,145	146,709
Total	2,749,307	2,066,407	1,671,464	1,412,770	1,229,466	2,113,395	1,595,639	1,293,071	1,093,522	951,421
Total Probable(3)
Canada	251,550	147,743	95,917	65,966	46,882	251,550	147,743	95,917	65,966	46,882
France	626,980	369,298	249,981	182,358	139,447	441,052	263,971	180,551	132,609	101,854
Netherlands	124,616	78,274	53,558	39,062	29,861	85,214	54,294	37,416	27,354	20,897
Australia	138,293	86,625	59,017	43,139	33,335	79,534	49,109	33,205	24,107	18,630
Total	1,141,439	681,940	458,473	330,525	249,525	857,350	515,117	347,089	250,036	188,263
Total Proved Plus Probable(2)(3)
Canada	949,941	670,018	513,221	414,107	346,191	949,941	670,018	513,221	414,107	346,191
France	1,980,304	1,335,710	1,010,316	814,565	683,822	1,393,053	954,753	729,708	592,343	499,475
Netherlands	329,313	250,791	203,916	173,166	151,468	225,189	173,960	142,458	121,262	106,001
Australia	631,187	491,827	402,485	341,457	297,510	363,004	278,825	226,453	191,313	166,267
Total	3,890,745	2,748,346	2,129,938	1,743,295	1,478,991	2,931,187	2,077,556	1,611,840	1,319,025	1,117,934

Total Future Net Revenue (Undiscounted) - Based on Constant Prices and Costs(8)

						Future Net		Future Net
					Abandonment	Revenue		Revenue
				Capital	and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
(M$)	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
Total Proved(2)
Canada	1,443,637	210,720	423,523	83,499	27,505	698,391	-	698,391
France	2,132,347	203,214	477,362	61,992	36,454	1,353,324	371,456	981,868
Netherlands	450,510	-	211,308	24,279	10,226	204,697	50,547	154,150
Australia	772,520	-	257,328	9,277	13,020	492,895	213,909	278,986
Total	4,799,014	413,934	1,369,521	179,048	87,205	2,749,306	635,912	2,113,394
Total Proved Plus Probable(2)(3)
Canada	2,048,411	316,932	595,745	153,511	32,283	949,941	-	949,941
France	3,098,841	310,525	631,914	134,075	42,022	1,980,304	587,251	1,393,053
Netherlands	622,643	-	247,781	34,725	10,824	329,313	104,124	225,189
Australia	1,017,919	-	360,984	12,727	13,020	631,187	268,183	363,004
Total	6,787,813	627,457	1,836,424	335,038	98,149	3,890,745	959,558	2,931,187

2006 Annual Information Form - Vermilion Energy Trust	13

Future Net Revenue by Production Group - Based on Constant Prices and Costs(8)

(M$)	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10% Per Year	)
Total Proved(2)	Light and medium crude oil	1,282,497
	Associated gas and non-associated gas	390,687

Total Proved Plus Probable(2)(3)	Light and medium crude oil	1,615,501
	Associated gas and non-associated gas	516,368

Oil and Gas Reserves - Based on Forecast Prices and Costs(9)

	Light and Medium Oil						Natural Gas		Natural Gas		Liquids				BOEs
	Gross(1)		Net(1)		Gross(1)		Net(1)		Gross(1)		Net(1)		Gross(1)		Net(1)
	(Mbbl	)	(Mbbl	)	(Mmcf	)	(Mmcf	)	(Mbbl	)	(Mbbl	)	(MBOE	)	(MBOE	)
Proved Developed Producing(2)(5)
Canada	7,618		7,031		79,027		63,477		2,887		1,889		23,677		19,499
France	30,962		27,875		2,331		2,203		-		-		31,351		28,242
Netherlands	-		-		55,815		55,815		84		84		9,387		9,387
Australia	10,532		10,532		-		-		-		-		10,532		10,532
Total	49,112		45,438		137,172		121,495		2,972		1,973		74,946		67,660
Proved Developed Non-Producing(2)(6)
Canada	83		76		11,911		10,168		198		130		2,266		1,901
France	988		860		72		72		-		-		1,000		872
Netherlands	-		-		-		-		-		-		-		-
Australia	1,037		1,037		-		-		-		-		1,037		1,037
Total	2,108		1,972		11,983		10,240		198		130		4,303		3,809
Proved Undeveloped(2)(7)
Canada	268		228		27,432		23,607		59		36		4,899		4,199
France	2,183		2,093		-		-		-		-		2,183		2,093
Netherlands	-		-		-		-		-		-		-		-
Australia	-		-		-		-		-		-		-		-
Total	2,451		2,321		27,432		23,607		59		36		7,082		6,292
Total Proved(2)
Canada	7,970		7,335		118,370		97,252		3,144		2,055		30,842		25,599
France	34,133		30,828		2,403		2,275		-		-		34,534		31,207
Netherlands	-		-		55,815		55,815		84		84		9,387		9,387
Australia	11,569		11,569		-		-		-		-		11,569		11,569
Total	53,672		49,731		176,587		155,342		3,228		2,139		86,331		77,761
Total Probable(3)
Canada	1,981		1,801		63,875		52,357		1,674		1,084		14,301		11,611
France	15,373		13,685		530		501		-		-		15,462		13,768
Netherlands	-		-		21,119		21,119		34		34		3,554		3,554
Australia	3,538		3,538		-		-		-		-		3,538		3,538
Total	20,893		19,023		85,524		73,977		1,708		1,118		36,855		32,471
Total Proved Plus Probable(2)(3)
Canada	9,951		9,136		182,244		149,609		4,818		3,139		45,143		37,210
France	49,507		44,512		2,933		2,776		-		-		49,995		44,975
Netherlands	-		-		76,934		76,934		118		118		12,940		12,940
Australia	15,107		15,107		-		-		-		-		15,107		15,107
Total	74,564		68,755		262,111		229,319		4,936		3,257		123,186		110,232

2006 Annual Information Form - Vermilion Energy Trust	14

Net Present Values of Future Net Revenue - Based on Forecast Prices and Costs(9)

	Before Deducting Income Taxes Discounted At					After Deducting Income Taxes Discounted At
(M$)	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved Developed Producing(2)(5)
Canada	713,707	538,360	437,521	372,314	326,572	713,707	538,360	437,521	372,314	326,572
France	1,196,471	836,189	655,143	546,740	473,971	877,941	631,083	503,364	424,871	371,002
Netherlands	173,403	153,052	137,430	125,041	114,966	134,452	117,534	104,617	94,423	86,173
Australia	380,670	320,594	276,354	242,966	217,143	144,837	121,867	104,652	91,564	81,423
Total	2,464,251	1,848,195	1,506,448	1,287,061	1,132,652	1,870,937	1,408,844	1,150,154	983,172	865,170
Proved Developed Non-Producing(2)(6)
Canada	57,738	41,298	31,983	26,011	21,855	57,738	41,298	31,983	26,011	21,855
France	35,044	27,396	22,205	18,502	15,751	25,431	20,369	16,763	14,102	12,078
Netherlands	-	-	-	-	-	-	-	-	-	-
Australia	50,080	41,006	34,861	30,457	27,154	22,662	18,470	15,628	13,592	12,069
Total	142,862	109,700	89,049	74,970	64,760	105,831	80,137	64,374	53,705	46,002
Proved Undeveloped(2)(7)
Canada	90,940	55,715	33,652	19,229	9,454	90,940	55,715	33,652	19,229	9,454
France	104,448	68,333	50,082	38,873	31,256	75,796	50,805	37,810	29,629	23,968
Netherlands	-	-	-	-	-	-	-	-	-	-
Australia	-	-	-	-	-	-	-	-	-	-
Total	195,388	124,047	83,734	58,102	40,710	166,736	106,520	71,462	48,858	33,422
Total Proved(2)
Canada	862,384	635,373	503,156	417,554	357,881	862,384	635,373	503,156	417,554	357,881
France	1,335,963	931,918	727,429	604,114	520,979	969,488	692,879	549,143	460,452	399,500
Netherlands	173,403	153,052	137,430	125,041	114,966	134,452	117,534	104,617	94,423	86,173
Australia	430,750	361,600	311,215	273,423	244,297	194,917	162,873	139,513	122,021	108,577
Total	2,802,500	2,081,943	1,679,230	1,420,132	1,238,123	2,161,241	1,608,659	1,296,429	1,094,450	952,131
Total Probable(3)
Canada	380,209	216,265	139,163	96,538	70,187	380,209	216,265	139,163	96,538	70,187
France	669,472	369,944	242,770	173,984	131,471	470,122	264,898	175,942	127,045	96,451
Netherlands	113,698	73,119	50,842	37,483	28,860	79,657	51,681	36,039	26,549	20,381
Australia	121,020	79,272	55,265	40,794	31,612	54,314	35,419	24,566	18,044	13,922
Total	1,284,399	738,600	488,040	348,800	262,130	984,302	568,263	375,710	268,176	200,941
Total Proved Plus Probable(2)(3)
Canada	1,242,593	851,637	642,319	514,092	428,068	1,242,593	851,637	642,319	514,092	428,068
France	2,005,435	1,301,862	970,199	778,099	652,450	1,408,272	932,198	703,130	568,177	478,659
Netherlands	287,100	226,172	188,272	162,523	143,826	201,143	159,860	133,456	115,113	101,571
Australia	551,770	440,872	366,479	314,218	275,909	247,635	196,984	162,903	138,988	121,507
Total	4,086,899	2,820,543	2,167,270	1,768,932	1,500,253	3,099,643	2,140,679	1,641,808	1,336,370	1,129,805

Total Future Net Revenue (Undiscounted) Based on Forecast Prices and Costs(9)

						Future Net		Future Net
					Abandonment	Revenue		Revenue
				Capital	and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
(M$)	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
Total Proved(2)
Canada	1,775,773	261,950	527,994	86,101	37,343	862,384	-	862,384
France	2,264,236	218,695	585,602	69,399	54,577	1,335,963	366,475	969,488
Netherlands	441,955	-	228,984	27,844	11,724	173,403	38,951	134,452
Australia	749,728	-	292,433	9,322	17,224	430,750	235,833	194,917
Total	5,231,691	480,644	1,635,013	192,666	120,868	2,802,550	641,259	2,161,241
Total Proved Plus Probable(2)(3)
Canada	2,632,026	405,628	778,651	157,114	48,029	1,242,593	-	1,242,593
France	3,373,336	341,776	811,965	144,898	69,262	2,005,435	597,163	1,408,272
Netherlands	618,185	-	279,749	38,289	13,047	287,100	85,957	201,143
Australia	1,010,562	-	426,966	12,841	18,986	551,770	304,135	247,635
Total	7,634,109	747,414	2,297,330	353,142	149,324	4,086,899	987,255	3,099,644

2006 Annual Information Form - Vermilion Energy Trust	15

Future Net Revenue by Production Group Based on Forecast Prices and Costs(9)

(M$)	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10% Per Year	)
Total Proved(2)	Light and medium crude oil	1,213,658
	Associated gas and non-associated gas	467,731

Total Proved Plus Probable(2)(3)	Light and medium crude oil	1,536,184
	Associated gas and non-associated gas	633,580

Notes:

(1)    "Gross Reserves" are Vermilion's working interest (operating or non-operating) share before deducting of royalties and without including any royalty interests of Vermilion. "Net Reserves" are Vermilion's working interest (operating or non-operating) share after deduction of royalty obligations, plus Vermilion's royalty interests in reserves.
(2)    "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
(3)    "Probable" reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
(4)    "Developed" reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.
(5)    "Developed Producing" reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
(6)    "Developed Non-Producing" reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
(7)    "Undeveloped" reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.
(8)    The product prices used in the constant price and cost evaluations in the GLJ Report were as follows:

Oil:	$67.58	Cdn/Bbl Light, Sweet Crude at Edmonton	Gas:	$6.07	Cdn/mmbtu AECO-C Spot
Pentanes Plus:	$71.55	Cdn/Bbl at Edmonton	Propane:	$43.25	Cdn/Bbl at Edmonton
Butane:	$54.06	Cdn/Bbl at Edmonton	Netherlands Gas:	$7.84	Cdn/Mcf
			Wandoo Crude:	$66.19	Cdn/Bbl

(9)	The pricing assumptions used in the GLJ Report with respect to net values of future net revenue (forecast) as well as the inflation rates used for operating and capital costs are set forth below. The Natural Gas Liquids price is an aggregate of the individual natural gas liquids prices used in the Total Proved plus Probable evaluation. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

													Natural Gas		Natural Gas		Inflation	Exchange
	Light and Medium Crude Oil						Crude Oil		Crude Oil		Natural Gas		Netherlands		Liquids		Rate	Rate
			Edmonton		Cromer		Brent Blend		Australia				Wellhead		FOB
	WTI Cushing		Par Price		Medium		FOB		Wandoo		AECO		Gas		Field
	Oklahoma		40o API		29.3o API		North Sea		Field		Gas Price		Price		Gate		Percent
Year	($US/Bbl	)	($Cdn/Bbl	)	($Cdn/Bbl	)	($US/Bbl	)	($US/Bbl	)	($Cdn/mmbtu	)	($Cdn/Mcf	)	($Cdn/Bbl	)	Per Year	($US/$Cdn	)
Forecast
2007	62.00		70.25		61.25		60.50		57.75		7.20		8.33		57.67		2.0	0.87
2008	60.00		68.00		59.25		58.50		55.75		7.45		7.86		54.33		2.0	0.87
2009	58.00		65.75		57.25		56.50		53.75		7.75		7.60		52.58		2.0	0.87
2010	57.00		64.50		56.00		55.50		52.75		7.80		7.40		51.58		2.0	0.87
2011	57.00		64.50		56.00		55.50		52.75		7.85		7.34		51.58		2.0	0.87

Reconciliations of Changes in Reserves and Future Net Revenue

The following table sets forth a reconciliation of the changes in Vermilion's company net (after royalties paid) light and medium crude oil, associated and non-associated gas (combined) reserves as at December 31, 2006 against such reserves as at December 31, 2005 based on the forecast price and cost assumptions set forth in note 9 under the heading "Statement of Reserves Data and Other Information - Reserves and Future Net Revenue".

2006 Annual Information Form - Vermilion Energy Trust	16

Reconciliation of Company Net Reserves by Principal Product Type - Based on Forecast Prices and Costs

	Light and Medium Oil			Associated and Non-Associated Gas			Natural Gas Liquids
		Net Proved			Net Proved			Net Proved
	Net	Net	Plus	Net	Net	Plus	Net	Net	Plus
	Proved	Probable	Probable	Proved	Probable	Probable	Proved	Probable	Probable
	(Mbbl)	(Mbbl )	(Mbbl )	(Mmcf )	(Mmcf )	(Mmcf )	(Mbbl )	(Mbbl )	(Mbbl )
CANADA
At December 31, 2005	7,738	1,747	9,485	91,244	50,786	142,029	2,293	1,294	3,588
Extensions	-	-	-	7,378	4,495	11,873	3	12	15
Infill Drilling	-	-	-	1,417	906	2,323	50	34	84
Improved Recovery	-	-	-	2,169	887	3,056	36	17	53
Technical Revisions	257	24	281	3,402	(5,893)	(2,491)	5	(247)	(241)
Discoveries	-	-	-	590	193	783	-	-	-
Acquisitions	218	30	248	2,244	1,691	3,935	9	1	10
Dispositions	-	-	-	-	(709)	(709)	-	(28)	(28)
Production	(878)	-	(878)	(11,191)	-	(11,191)	(341)	-	(341)
At December 31, 2006	7,335	1,801	9,136	97,252	52,357	149,610	2,055	1,084	3,139
FRANCE
At December 31, 2005	21,532	9,883	31,414	2,138	423	2,561	-	-	-
Extensions	107	(107)	-	-	-	-	-	-	-
Infill Drilling	59	40	99	-	-	-	-	-	-
Improved Recovery	1,746	(135)	1,611	72	15	87	-	-	-
Technical Revisions	402	(195)	206	444	63	508	-	-	-
Discoveries	211	-	211	-	-	-	-	-	-
Acquisitions	9,413	4,200	13,613	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Production	(2,641)		(2,641)	(379)	-	(379)	-	-	-
At December 31, 2006	30,828	13,685	44,512	2,275	501	2,776	-	-	-
NETHERLANDS
At December 31, 2005	-	-	-	65,180	18,782	83,962	99	30	129
Extensions	-	-	-	-	1,522	1,522	-	3	3
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	77	816	893	(1)	1	1
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Production	-	-	-	(9,442)	-	(9,442)	(15)	-	(15)
At December 31, 2006	-	-	-	55,815	21,119	76,934	84	34	118
AUSTRALIA
At December 31, 2005	12,405	3,792	16,197	-	-	-	-	-	-
Extensions	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	614	(254)	360	-	-	-	-	-	-
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Production	(1,450)	-	(1,450)	-	-	-	-	-	-
At December 31, 2006	11,569	3,538	15,107	-	-	-	-	-	-
TOTAL VERMILION
At December 31, 2005	41,674	15,422	57,096	158,562	69,991	228,553	2,393	1,324	3,717
Extensions	107	(107)	-	7,378	6,017	13,395	3	15	18
Infill Drilling	59	40	99	1,417	906	2,323	50	34	84
Improved Recovery	1,746	(135)	1,611	2,241	902	3,143	36	17	53
Technical Revisions	1,272	(425)	847	3,923	(5,014)	(1,091)	5	(245)	(241)
Discoveries	211	-	211	590	193	783	-	-	-
Acquisitions	9,631	4,229	13,860	2,244	1,691	3,935	9	1	10
Dispositions	-	-	-	-	(709)	(709)	-	(28)	(28)
Production	(4,968)	-	(4,968)	(21,013)	-	(21,013)	(355)	-	(355)
At December 31, 2006	49,731	19,024	68,755	155,342	73,978	229,319	2,140	1,118	3,257

The following table sets forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2006 against such reserves as at December 31, 2005 based on the constant price and cost assumptions set forth in note 8 under the heading "Statement of Reserves Data and Other Information - Reserves and Future Net Revenue".

2006 Annual Information Form - Vermilion Energy Trust	17

Reconciliation of Changes in Net Present Values of Future Net Revenue Discounted at 10% - Based on Constant Prices and Costs
After Tax 2006
(M$)
Canada
Estimated Future Net Revenue at December 31, 2005	660,091
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(123,312)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(203,545)
Development Costs during the Period	74,500
Changes in Estimated Future Development Costs	(79,627)
Extensions and Improved Recovery	15,641
Discoveries	1,158
Acquisitions of Reserves	4,351
Dispositions of Reserves	-
Accretion of Discount	66,009
Net Change in Income Taxes	-
Technical Reserves Revisions	13,560
All Other Changes	(11,522)
Estimated Future Net Revenue at December 31, 2006	417,304
France
Estimated Future Net Revenue at December 31, 2005	383,538
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(185,386)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(24,288)
Development Costs during the Period	38,000
Changes in Estimated Future Development Costs	(27,784)
Extensions and Improved Recovery	2,200
Discoveries	4,708
Acquisitions of Reserves	319,319
Dispositions of Reserves	-
Accretion of Discount	56,409
Net Change in Income Taxes	(23,891)
Technical Reserves Revisions	7,414
All Other Changes	20,651
Estimated Future Net Revenue at December 31, 2006	570,890
Netherlands
Estimated Future Net Revenue at December 31, 2005	123,301
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(50,555)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(24,004)
Development Costs during the Period	2,300
Changes in Estimated Future Development Costs	686
Extensions and Improved Recovery	-
Discoveries	-
Acquisitions of Reserves	-
Dispositions of Reserves	-
Accretion of Discount	18,495
Net Change in Income Taxes	7,752
Technical Reserves Revisions	189
All Other Changes	34,697
Estimated Future Net Revenue at December 31, 2006	112,861
Australia
Estimated Future Net Revenue at December 31, 2005	216,508
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(58,632)
Net Change in Prices, Production Costs and Royalties Related to Future Production	13,867
Development Costs during the Period	7,800
Changes in Estimated Future Development Costs	(7,069)
Extensions and Improved Recovery	-
Discoveries	-
Acquisitions of Reserves	-
Dispositions of Reserves	-
Accretion of Discount	36,069
Net Change in Income Taxes	(24,065)
Technical Reserves Revisions	1,804
All Other Changes	5,733
Estimated Future Net Revenue at December 31, 2006	192,016

2006 Annual Information Form - Vermilion Energy Trust	18

Undeveloped Reserves

Proved undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 90% probability of being recovered. Vermilion's current plan is to develop these reserves in the following two years. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Probable undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. These reserves have a 50% probability of being recovered. Vermilion's current plan is to develop these reserves over the next five years. In general, development of these reserves requires additional evaluation data to increase the probability of success to an acceptable level for Vermilion. This increases the timeline for the development of these reserves. This timetable may be altered depending on outside market forces, changes in capital allocations and impact of future acquisitions and dispositions.

Future Development Costs

The table below sets out the future development costs deducted in estimation of future net revenue attributable to proved reserves (using both constant and forecast prices and costs) and proved plus probable reserves (using forecast prices only).

	Total Proved	Total Proved	Total Proved Plus Probable
	Estimated Using	Estimated Using	Estimated Using
(M$)	Constant Prices and Costs	Forecast Prices and Costs	Forecast Prices and Costs
Canada
2007	28,088	28,088	62,011
2008	34,302	34,988	62,328
2009	15,162	15,774	24,815
2010	447	475	475
2011	443	479	762
Remainder	5,057	6,296	6,724
Total for all years undiscounted	83,499	86,101	157,114
Total for all years discounted at 10% per year	71,030	72,515	135,993
France
2007	20,154	20,154	34,525
2008	14,124	14,406	56,695
2009	3,757	3,909	18,710
2010	1,760	1,868	1,868
2011	2,625	2,841	2,868
Remainder	19,573	26,222	30,232
Total for all years undiscounted	61,992	69,399	144,898
Total for all years discounted at 10% per year	43,547	45,486	107,662
Netherlands
2007	4,118	4,118	14,563
2008	-	-	-
2009	-	-	-
2010	-	-	-
2011	7,086	7,670	7,670
Remainder	13,076	16,056	16,056
Total for all years undiscounted	24,279	27,844	38,289
Total for all years discounted at 10% per year	13,261	14,684	24,644
Australia
2007	7,832	7,832	7,832
2008	682	695	4,214
2009	764	795	795
2010	-	-	-
2011	-	-	-
Remainder	-	-	-
Total for all years undiscounted	9,277	9,322	12,841
Total for all years discounted at 10% per year	8,660	8,696	11,746

Vermilion expects to source its capital expenditure requirements from internally generated cash flow and, as appropriate, from debt or equity financing. It is anticipated that costs of funding the future development costs will not impact development of its properties.

2006 Annual Information Form - Vermilion Energy Trust	19

Oil and Gas Properties and Wells

The following table sets forth the number of wells in which Vermilion held a working interest as at December 31, 2006:

		Oil	Natural Gas
	Gross(1)	Net(2)	Gross(1)	Net(2)
	Wells	Wells	Wells	Wells
Canada
Producing	305	206	405	285
Non-producing	57	39	166	117
France
Producing	204	180	-	-
Non-producing	161	130	-	-
Netherlands
Producing	-	-	55	44
Non-producing	-	-	10	6
Australia
Producing	16	10	-	-
Non-producing	-	-	-	-
Total
Producing	525	398	460	329
Non-producing	218	144	176	123
Notes:
(1)    "Gross" refers to the total wells in which Vermilion has an interest, directly or indirectly.
 (2)     "Net" refers to the total wells in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly, therein.

Costs Incurred

The following table summarizes the capital expenditures made by Vermilion on oil and natural gas properties for the year ended December 31, 2006.

(M$)	Corporate Acquisition	Property Acquisition Costs		Exploration Costs	Development Costs
		Proved	Unproved
		Properties	Properties
Canada	-	26,435	-	24	84,758
France	169,445	-	-	1,927	37,992
Netherlands	-	-	-	513	3,160
Australia	-	-	-	90	8,475
Total	169,445	26,435	-	2,554	134,385

Exploration and Development Activities

Vermilion did not drill any exploratory wells in 2006. The following table sets forth the number of development wells which Vermilion completed during its 2006 financial year:

	Development Wells
	Gross(1)	Net(2)
Canada
Oil Wells	-	-
Gas Wells	44	28.1
Standing	34	24.3
Dry Holes	3	1.7
Total Completed Wells	81	54.1
France
Oil Wells	5	4.2
Gas Wells	-	-
Standing	-	-
Dry Holes	-	-
Total Completed Wells	5	4.2

2006 Annual Information Form - Vermilion Energy Trust	20

	Development Wells
	Gross(1)	Net(2)
Netherlands
Oil Wells	-	-
Gas Wells	-	-
Standing Dry Holes	--	--
Total Completed Wells	-	-
Australia
Oil Wells	-	-
Gas Wells	-	-
Standing	-	-
Dry Holes	-	-
Total Completed Wells	-	-
Total Vermilion
Oil Wells	5	4.2
Gas Wells	44	28.1
Standing	34	24.3
Dry Holes	3	1.7
Total Completed Wells	86	58.3
Notes:
(1)    "Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)    "Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion has initially budgeted $155 million for its 2007 capital program in Canada, France, the Netherlands and Australia. The funds will be used to drill wells to develop reserves in its Canadian key areas of Drayton Valley, Slave Lake, Central Alberta, and in France, the Netherlands and Australia. A portion of the capital will be allocated to workovers, production optimization, and maintenance capital in each country.

Properties with No Attributed Reserves

The following table sets out Vermilion's undeveloped land as at December 31, 2006:

	Undeveloped Land
Country	Gross Acres(1)	Net Acres(2)
Canada	301,149	197,627
France	1,135,683	274,530
Netherlands	208,808	121,872
Australia	-	-
Total	1,659,640	608,029
Notes:
(1)    "Gross" refers to the total acres in which Vermilion has an interest, directly or indirectly.
(2)    "Net" refers to the total acres in which Vermilion has an interest, directly or indirectly, multiplied by the percentage working interest owned by Vermilion, directly or indirectly therein.

Vermilion expects its rights to explore, develop and exploit approximately 35,000 net acres in Canada and 85,513 net acres in France to expire within one year. In the Netherlands and Australia, no rights expire within one year.

Abandonment and Reclamation Costs

Vermilion has estimated its abandonment costs by determining amounts for facility decommissioning and reclamation costs (including salvage) by area in Canada, France, the Netherlands and Australia. As well, Vermilion has determined abandonment costs (including salvage) and reclamation costs per well, by area and applied this amount to its net wells in each of the countries. The number of net wells to be abandoned is 764 in Canada, 375 in France, 56 in the Netherlands and 10 in Australia.

2006 Annual Information Form - Vermilion Energy Trust	21

The total amount of costs, net of salvage, as estimated in the GLJ Report, is set forth in the following table:

Country	Undiscounted (M$	)	Discounted 10% (M$	)
Canada	37,343		11,168
France	54,577		12,063
Netherlands	11,724		6,234
Australia	17,224		4,378
Total Proved	120,868		33,843

In estimating the future net revenue, it is important to note that future costs associated with abandonment of surface facilities, well site reclamation, pipeline abandonments and reclamation costs are estimated by management of the Trust as:

Country	Facilities Undiscounted (M$	)	Discounted 10% (M$	)
Canada	9,117		2,735
France	111,963		13,721
Netherlands	83,750		25,722
Australia	37,841		8,190
Total Proved	253,701		49,230

In the next three years, as estimated in the GLJ Report, Vermilion expects to pay abandonment and reclamation costs of:

Country	Undiscounted (M$	)	Discounted 10% (M$	)
Canada	3,015		2,643
France	1,982		1,790
Netherlands	2,292		1,924
Australia	-		-
Total Proved	7,289		6,358

Vermilion has set aside a reclamation fund to help cover these future costs which amounted to $56.4 million as at December 31, 2006. Vermilion anticipates making quarterly contributions to that fund based on the estimated level necessary to fund future obligations. This estimate is reviewed regularly and adjusted as determined necessary. In addition to quarterly contributions, Vermilion contributes one-time payments to the fund as its cash resources permit and as are considered appropriate.

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income in Canada is transferred from its operating entities to the Trust and from the Trust to the Unitholders. This is primarily accomplished through the deduction of the royalties on underlying oil and gas properties held by its operating subsidiaries. Therefore, it can be expected that no income tax liability would be incurred by the Trust in Canada for as long as the organization maintains its current tax structure. In France, the Trust is currently taxable, subject to a 35% corporate tax rate after eligible deductions. In the Netherlands, the Trust is currently taxable, subject to an approximate 41% corporate tax rate after eligible deductions. In Australia, the Trust is currently taxable, subject to an approximate 30% corporate tax rate after eligible deductions. Please see page 47 “Changes in Income Tax Laws” for discussion of possible changes to the taxation of the Trust.

Production Estimates

The following table sets forth the volume of production estimated for the first year as reflected in the estimates of future net revenue:

	Light and Medium Oil	Natural Gas		Natural Gas Liquids		BOE
	(Mbbls)	(Mmcf	)	(Mbbls	)	(MBOE	)
Canada	889	15,444		442		3,905
France	3,610	375		-		3,673
Netherlands	-	8,776		13		1,476
Australia	1,657	-		-		1,657
Total Proved	6,156	24,595		455		10,711

Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Vermilion for each quarter of its most recently completed financial year:

2006 Annual Information Form - Vermilion Energy Trust	22

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Canada
Average Daily Production
Light and Medium Oil (Bbl/d)	2,934	2,802	2,888	2,629
Natural Gas (Mmcf/d)	40.56	40.74	40.69	42.0
Natural Gas Liquids (Bbl/d)	1,225	1,291	1,154	1,123
Average Net Prices Received
Light and Medium Oil ($/Bbl)	68.09	78.82	80.36	63.11
Natural Gas ($/Mcf)	8.74	6.67	6.10	7.23
Natural Gas Liquids ($/Bbl)	58.55	65.94	67.22	54.71
Royalties
Light and Medium Oil ($/Bbl)	9.57	11.49	11.33	9.19
Natural Gas ($/Mcf)	1.98	1.02	1.05	1.60
Natural Gas Liquids ($/Bbl)	18.39	20.25	22.76	17.98
Transportation
Light and Medium Oil ($/Bbl)	0.10	0.26	0.56	0.21
Natural Gas ($/Mcf)	0.21	0.14	0.17	0.22
Natural Gas Liquids ($/Bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/Bbl)	12.99	10.50	12.64	16.74
Natural Gas ($/Mcf)	1.15	1.55	1.31	1.68
Natural Gas Liquids ($/Bbl)	8.70	6.39	8.21	7.38
Netback Received
Light and Medium Oil ($/Bbl)	45.43	56.57	55.83	36.97
Natural Gas ($/Mcf)	5.40	3.96	3.57	3.73
Natural Gas Liquids ($/Bbl)	31.46	39.30	36.25	29.35
France
Average Daily Production
Light and Medium Oil (Bbl/d)	5,580	5,780	9,254	9,629
Natural Gas (Mmcf/d)	1.45	1.36	1.30	1.27
Natural Gas Liquids (Bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/Bbl)	75.09	79.44	71.77	63.27
Natural Gas ($/Mcf)	7.65	7.64	8.05	7.81
Natural Gas Liquids ($/Bbl)	-	-	-	-
Royalties
Light and Medium Oil ($/Bbl)	5.57	5.74	4.91	6.85
Natural Gas ($/Mcf)	0.25	0.29	0.25	0.26
Natural Gas Liquids ($/Bbl)	-	-	-	-
Transportation
Light and Medium Oil ($/Bbl)	3.33	3.62	2.34	2.13
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/Bbl)	6.34	5.35	7.59	7.98
Natural Gas ($/Mcf)	2.91	3.07	3.33	2.13
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/Bbl)	59.85	64.73	56.93	46.31
Natural Gas ($/Mcf)	4.49	4.28	4.47	5.42
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netherlands
Average Daily Production
Light and Medium Oil (Bbl/d)	-	-	-	-
Natural Gas (Mmcf/d)	35.14	27.80	25.06	29.99
Natural Gas Liquids (Bbl/d)	13	12	7	93
Average Net Prices Received
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	8.05	8.54	8.81	8.88
Natural Gas Liquids ($/Bbl)	64.33	71.40	74.90	62.16
Royalties
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	1.57	2.02	2.27	1.44
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	6.48	6.52	6.54	7.44
Natural Gas Liquids ($/Bbl)	64.33	71.40	74.90	62.16

2006 Annual Information Form - Vermilion Energy Trust	23

	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Australia
Average Daily Production
Light and Medium Oil (Bbl/d)	3,630	3,917	3,933	3,775
Natural Gas (Mmcf/d)	-	-	-	-
Natural Gas Liquids (Bbl/d)	-	-	-	-
Average Net Prices Received
Light and Medium Oil ($/Bbl)	81.48	85.58	91.16	73.16
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Royalties
Light and Medium Oil ($/Bbl)	27.69	27.26	22.39	24.85
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Transportation
Light and Medium Oil ($/Bbl)	-	-	-	-
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Production Costs
Light and Medium Oil ($/Bbl)	9.99	11.00	13.78	17.09
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-
Netback Received
Light and Medium Oil ($/Bbl)	43.80	47.32	54.99	31.22
Natural Gas ($/Mcf)	-	-	-	-
Natural Gas Liquids ($/Bbl)	-	-	-	-

Marketing

Vermilion is party to certain derivative financial instruments, such as crude oil, natural gas and power contracts. Vermilion has entered into these contracts for economic hedging purposes only in order to protect its cash flow on future sales from the potential adverse impact of fluctuations in oil, gas and power prices. The contracts reduce the fluctuations in sales revenues and power costs by establishing fixed prices or a trading range on a portion of its oil and gas sales and power costs. All of the economic hedges below are arranged with counter parties representing major financial (banking) institutions with AA to AAA credit ratings thereby reducing counter party credit risk exposure.

Contracts outstanding in respect of economic hedging transactions are as follows:

Risk Management: Oil		Funded Cost	bbls/d	$	US/bbl
Collar - WTI
2007	$	US1.00/bbl	500		$60.00 - $77.30
Q1 2007		costless	250		$58.00 - $83.85
Q1 2007	$	US0.11/bbl	250		$65.00 - $90.00
Q1 2007	$	US0.06/bbl	500		$70.00 - $90.00
Q2 2007	$	US0.50/bbl	500		$61.70 - $90.00
Put
2007	$	US1.27/bbl	250		$57.05
Collar - BRENT
Q3 2007	$	US0.88/bbl	500		$60.00 - $90.00
Q4 2007	$	US0.70/bbl	500		$60.00 - $89.00
Call Spread - BRENT
2009 - 2011	$	US5.73/bbl	700		$65.00 - $85.00

Risk Management: Natural Gas		Funded Cost	GJ/d		C$/GJ
Collar
Q2 2007		$0.35/GJ	2,500		$6.50 - $7.85
Q2 2007		$0.25/GJ	2,500		$6.25 - $7.96
April - October 2007		$0.02/GJ	2,500		$6.50 - $9.00
Put
Q1 2007		$0.34/GJ	4,000		$6.37
Q1 2007		$0.34/GJ	3,000		$6.60
Q1 2007		$0.34/GJ	3,000		$6.44

2006 Annual Information Form - Vermilion Energy Trust	24

ADDITIONAL INFORMATION RESPECTING VERMILION ENERGY TRUST

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit shall entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right") and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Vermilion or the Trust. As holders of Trust Units in the Trust, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from Vermilion and the ability of Vermilion to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by Vermilion or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of Vermilion in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Right to the Voting and Exchange Trust Agreement Trustee for the benefit of every Person who holds Exchangeable Shares.

Unitholders' Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the sole activity of the Trust is to hold securities, and all of the business operations are carried on by Vermilion, directly or indirectly.

The activities of the Trust and its subsidiary, Vermilion, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of Vermilion and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

2006 Annual Information Form - Vermilion Energy Trust	25

The Income Trusts Liability Act (Alberta) creates a statutory limitation on the liability of unitholders of Alberta income trusts such as the Trust. The Act provides that a Unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Trustee, upon the recommendation of the board of directors of Vermilion may determine. The Indenture also provides that Vermilion may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as Vermilion may determine.

Cash Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, from the income generated under the Royalty Agreement and from any dividends paid on the common shares of Vermilion, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of Vermilion, receive distributions in respect of prepayments of principal on the Notes made by Vermilion to the Trust before the maturity of the Notes. It is anticipated however, that the Trust may reinvest a portion of the repayments of principal on the Notes to make capital expenditures to develop the business of Vermilion with a view to enhancing Vermilion's cash flow from operations.

Cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date.

Record of Cash Distributions

The following table sets forth the amount of monthly cash distributions per Trust Unit paid by the Trust since the completion of the Arrangement on January 22, 2003. Distributions are generally paid on the 15th day of the month following the month of declaration.

Period	Distribution Amount for Period per Trust Unit
2003 - January 22 to December 31	$1.87
2004 - January to December	$2.04
2005 - January to December	$2.04
2006 - January to December	$2.04
2007 - January to February	$0.34
Total Cash Distribution since January 22, 2003(1)	$8.33
Note:
(1)    On March 15, 2007, the Trust announced that it would pay a cash distribution of $0.17 per Trust Unit to Unitholders of record as of March 30, 2007 on April 13, 2007 (the “March Distribution”). The Total Cash Distribution since January 22, 2003 does not include the March Distribution.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (a) 90% of the "market price" (as defined in the Trust Indenture) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (b) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. In certain circumstances, the aggregate Market Redemption Price payable by the Trust may be satisfied by distributing notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption.

2006 Annual Information Form - Vermilion Energy Trust	26

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes which may be distributed in specie to holders of Trust Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such notes.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time the Trust becomes aware that the beneficial owners of 50% or more of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trust shall take such action as may be necessary to carry out such intentions.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Vermilion and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Trustee

Computershare Trust Company of Canada is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The term of the Trustee's appointment is until the annual meeting of Unitholders to be held in 2009. In 2009, the Unitholders shall, at the annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

2006 Annual Information Form - Vermilion Energy Trust	27

Delegation of Authority, Administration and Trust Governance

The board of directors of Vermilion has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to Vermilion responsibility for any and all matters relating to the following: (a) an Offering; (b) ensuring compliance with all applicable laws, including in relation to an Offering; (c) all matters relating to the content of any Offering Documents, the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (e) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (f) all matters relating to the redemption of Trust Units; (g) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; and (h) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

(a)	ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b)	ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c)  ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d)
removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; or

(e)
curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Takeover Bid

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Royalty shall have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in the Royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

2006 Annual Information Form - Vermilion Energy Trust	28

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, are mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust are mailed to Unitholders as prescribed by applicable securities legislation. The year-end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under applicable securities legislation.

Distribution Reinvestment and Optional Trust Unit Purchase Plan

The Trust has established the DRIP Plan. The DRIP Plan is only available to registered Unitholders who are residents of Canada.

Under the DRIP Plan, registered Unitholders may, at their option, reinvest their cash distributions to purchase additional Trust Units (the "DRIP Units") by directing the Plan Agent (as defined below) to apply Distributions on their existing Trust Units to the purchase of DRIP Units or by making optional cash payments (the "Cash Payment Option"). Computershare Trust Company of Canada in its capacity as plan agent (the "Plan Agent") will apply Cash Distributions towards the purchase of DRIP Units from the Trust, subject to certain limitations either from treasury or at the discretion of Vermilion through the facilities of the TSX. DRIP Units will be acquired either at the average market price at which DRIP Units are acquired through the facilities of the TSX or from treasury based on the weighted average of the previous 10 days of trading prior to the applicable Distribution. Under the Cash Payment Option, a registered Unitholder may, through the Plan Agent purchase additional DRIP Units having a value of up to $5,000 per month. Participants in the DRIP Plan will also receive additional distributions of Trust Units equal to 5% of the DRIP Units purchased with their Distributions or under the Cash Payment Option, as applicable (the "Bonus Units under the DRIP Plan"). The aggregate number of DRIP Units that may be issued under the Cash Payment Option in any fiscal year of the Trust will be limited to 2% of the number of Trust Units issued and outstanding at the start of such fiscal year. Participants will not have to pay any brokerage fees or service charges in connection with the purchase of DRIP Units.

Registered Unitholders may, after electing to participate in the DRIP Plan, terminate their participation in the DRIP Plan by written notice to the Plan Agent. That notice, if actually received no later than 5 business days prior to a Distribution Record Date, will have effect for the distribution to be made on the following Distribution Payment Date. Thereafter, distributions to those Unitholders will be in cash. The Trust may amend, suspend or terminate the DRIP Plan in its sole discretion provided that any amendment to the DRIP Plan must be approved by the TSX and that any amendment, modification or suspension shall have no retroactive effect if it would prejudice the interests of participants. The Trust is not required to issue Trust Units into any jurisdiction where that issuance would be illegal.

Unitholder Rights Plan

The Trust currently has in place a Unitholder rights plan (the "Rights Plan") that came into effect on May 5, 2006. The objectives of the Rights Plan are to ensure, to the extent possible, that all Unitholders are treated equally and fairly in connection with any takeover bid for the Trust. Takeover bids may be structured to be coercive or may be initiated at a time when the Board of Directors of Vermilion will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Unitholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which the Board of Directors believes is insufficient for the directors to:

i. evaluate a takeover bid (particularly if it includes share or trust unit consideration);
ii. explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Unitholder value and;
iii. make reasoned recommendations to the Unitholders.

2006 Annual Information Form - Vermilion Energy Trust	29

The Rights Plan discourages discriminatory, coercive or unfair takeovers of the Trust and gives the Board of Directors of Vermilion time if, in the circumstances, the Board of Directors determines it is appropriate to take such time, to pursue alternatives to maximize Unitholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Trust Units of the Trust. As set forth in detail below, the Rights Plan discourages coercive hostile takeover bids by creating the potential that any Trust Units which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Trust Units who are not related to the bidder will be entitled to exercise rights issued to them under the Rights Plan and to acquire Trust Units at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Board of Directors of Vermilion to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any takeover bid for outstanding Trust Units of the Trust all Unitholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The Board of Directors did not adopt the Rights Plan to prevent a takeover of the Trust, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Trust Units of the Trust.

Summary of the Plan

The following summary of terms of the Rights Plan is qualified in its entirety by reference to the text of the Unitholder Rights Plan Agreement. A copy of the Unitholder Rights Plan Agreement will be available in its entirety upon request at the head office of Vermilion during normal business hours.

Term

The Rights Plan will remain in effect until termination of the annual meeting of Unitholders of the Trust in 2009 unless the term of the Unitholder Rights Plan Agreement is extended beyond such date by resolution of Unitholders at such meeting.

Issue of Rights

One right (a "Right") has been issued by the Trust pursuant to the Unitholder Rights Plan Agreement in respect of each Trust Unit of the Trust outstanding at the close of business on May 5, 2006 (the "Record Time"). One Right will also be issued for each additional Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below).

Rights Exercise Privilege

The Rights will separate from the voting units to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the voting securities of the Trust is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Trust or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Trust Units at a substantial discount to their prevailing market price at the time.

The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per Trust Unit until the Rights separate from the underlying Trust Units and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Unitholders currently trade their Trust Units.

2006 Annual Information Form - Vermilion Energy Trust	30

Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Unitholder whereby the Unitholder agrees to deposit or tender voting shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

(a)    the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)    the Unitholder who has agreed to tender voting shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the Unitholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting shares offered to be purchased under the Lock-Up Bid is less than all of the voting units held by Unitholders (excluding Trust Units held by the offeror), the number of voting units offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting units offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting units offered to be purchased under the Lock-Up Bid; and

(c)    no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Unitholder if the Unitholder fails to deposit or tender voting units to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Trust Units issued from and after the effective date (the "Effective Date") of the Unitholder Rights Plan Agreement (being the later of the date of the Unitholder Rights Plan Agreement and the receipt by the Trust of all regulatory approvals with respect to the Unitholder Rights Plan Agreement). Rights are also attached to Trust Units outstanding on the Effective Date, although certificates issued prior to the Effective Date will not bear such a legend. Unitholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Trust Units and will not be exercisable or transferable separately from the Trust Units. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Trust Units.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)    the takeover bid must be made by means of a takeover bid circular;

(b)    the takeover bid is made to all holders of voting units as registered on the books of the Trust, other than the offeror;

(c)    the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 45 days following the date of the takeover bid and only if at such date more than 50% of the voting units held by independent Unitholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

(d)    the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting units may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting units may be taken up and paid for and that any voting units deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

2006 Annual Information Form - Vermilion Energy Trust	31

(e)    the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting units may be taken up and paid for, more than 50% of the voting units held by independent Unitholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting units for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board of Directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting units on terms which the Board of Directors considers fair to all Unitholders. In such circumstances, the Board of Directors may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting units while the initial takeover bid is outstanding. The Board of Directors may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting units of the Trust within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting units, the Board of Directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting units otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Board of Directors may, with the prior consent of the holders of voting units, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board of Directors has waived the application of the Rights Plan.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

The adoption of the Rights Plan will not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of the Trust. The Board of Directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Unitholders as are considered appropriate.

Amendment

The Trust may, with the prior approval of Unitholders (or the holders of Rights if the Separation Time has occurred), supplement amend, vary or delete any of the provisions of the Unitholder Rights Plan Agreement. The Trust may make amendments to the Unitholder Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of Unitholders, make amendments which are required to maintain the validity of the Unitholder Rights Plan Agreement due to changes in any applicable legislation, regulations or rules.

2006 Annual Information Form - Vermilion Energy Trust	32

ADDITIONAL INFORMATION RESPECTING VERMILION RESOURCES LTD.

Management of Vermilion

Vermilion has a board of directors currently consisting of six individuals. The directors are elected by the Trust at the direction of Unitholders by ordinary resolution, and hold office until the Meeting.

As at March 15, 2007 the directors and officers of Vermilion, as a group, beneficially owned, directly or indirectly, 821,567 Trust Units representing approximately 1.25% of the issued and outstanding Trust Units, as well as an aggregate of 3,814,628 Exchangeable Shares. Assuming all Exchangeable Shares were exchanged for Trust Units, using the Exchange Ratio of 1.49084, the directors and executive officers would hold 6,508,567 Trust Units, representing 9.02% of then issued and outstanding Trust Units.

The following table sets forth certain information respecting the directors and officers of Vermilion.

		Year First
		Elected
Name and		or Appointed
Municipality of Residence	Office Held	as Director	Principal Occupation During the Past Five Years
Lorenzo Donadeo Calgary, Alberta	President and Chief Executive Officer and Director	1994	Since 2003, President and Chief Executive Officer of Vermilion; from 2000 to 2003 Vice President and Chief Operating Officer of Vermilion.
W. Kenneth Davidson (2)(3) Oakville, Ontario	Director	2005	Since 2002, Director of Millar Western Forest Products Ltd.; from 1996 to 2001, Co-Chief Executive Officer of Gordon Capital Corporation, an investment banking firm.
Claudio A. Ghersinich Calgary, Alberta	Director	1994
Since 2005, Executive Director of Carrera Investments Corp., a private investment company; from 2003 to 2005, Executive Vice President, Business Development of Vermilion; from 2000 to 2003 Executive Vice President, New Ventures of Vermilion.

Joseph F. Killi (2)(3) Calgary, Alberta	Director	1999
Since 2005, Chairman of Parkbridge Lifestyle Communities Inc., a public real estate company; from 1998 to 2005 Chief Executive Officer of Parkbridge Lifestyle Communities Inc.; from 1993 to present, President of Rosebridge Capital Corp. Inc., a private real estate investment company and from 2006 to present, Vice-Chairman of Realex Properties Corp. Inc., a public real estate company.

Larry J. Macdonald (1)(2)(3)(4)(5) Calgary, Alberta	Director and Chairman of the Board	2002	Since 2003 Chief Executive Officer, Point Energy Ltd., a private oil and gas company; from 2000 to 2003 Chairman and Chief Executive Officer, Pointwest Energy Inc., a private oil and gas company.
William F. Madison (2)(4)(5) Sugar Land, Texas	Director	2004
From 1999 to 2006, a director of Montana Tech Foundation, serving as Chairman during 2004 and 2005. From 1965 to 2000 Mr. Madison worked in increasingly senior positions with Marathon Oil Company, a public oil and gas company, where he retired as Senior Vice President Worldwide Production.

John D. Donovan Calgary, Alberta	Executive Vice President Business Development	N/A
Since 2005, Executive Vice President, Business Development of Vermilion; from 2002 to 2005 Senior Vice President of Harrison Lovegrove, oil and gas consultants; from 1978 to 2002, various positions with ConocoPhillips, a public oil and gas company.

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Year First
Elected
Name and		or Appointed
Municipality of Residence	Office Held	as Director	Principal Occupation During the Past Five Years
Curtis W. Hicks Calgary, Alberta	Executive Vice President and Chief Financial Officer	N/A
Since 2004 Executive Vice President and Chief Financial Officer of Vermilion; from 2003 to 2004 Vice President, Finance and Chief Financial Officer of Vermilion; from 2000 to 2003, Vice President Finance and Chief Financial Officer of NAL Oil & Gas Trust, a public oil and gas trust.

G.R. (Bob) Mac Dougall Calgary, Alberta	Executive Vice President and Chief Operating Officer	N/A
Since 2006 Executive Vice President and Chief Operating Officer of Vermilion; from 2004 to 2006, Chief Operating Officer of Vermilion; from 1999 to 2004, General Manager of production and operations of Chevron Texaco Western Canada producing oil and gas properties.

Keith D. Hartman Calgary, Alberta	Vice President Exploitation	N/A
Since 2006, Vice President Exploitation of Vermilion; from 2004 to 2006, Director of Exploitation of Vermilion; from 2001 to 2004, Project Manager and Manager of Production Optimization of Chevron Texaco Western Canada producing oil and gas properties.

Raj C. Patel Calgary, Alberta	Vice President Marketing	N/A	Since 2001, Vice President, Marketing of Vermilion.
Daniel Goulet Biscarosse, France	Diréctéur General of Vermilion REP S.A.S.	N/A	Since 2003, Diréctéur General of Vermilion REP S.A.S., a subsidiary of the Trust; from 2000 to 2003, Production and Engineering Manager of Vermilion REP S.A.S.
Peter Sider Harlingen, Netherlands	Managing Director, Vermilion Netherlands	N/A
Since 2006, Managing Director of Vermilion Oil & Gas Netherlands B.V., a subsidiary of the Trust; from 1999 to 2006 founder of four private and public oil and gas companies in Alberta including Resolution Resources, EMBO Petroleum, Newheart Oil and Gas and Breakside Energy.

Bruce D. Lake Perth, Australia	Managing Director, Vermilion Australia	N/A	Since 2005, Managing Director of Vermilion Oil & Gas Australia Pty Ltd., a subsidiary of the Trust; from 1996 to 2005, Operations Manager for Apache Energy Limited’s Australian oil and gas operations.
Charles W. Berard Calgary, Alberta	Corporate Secretary	N/A	Partner at Macleod Dixon LLP, Barristers & Solicitors.

Notes:
(1)    Chairman of the Board
(2)    Member of the Audit Committee
(3)    Member of the Governance and Human Resources Committee
(4)    Member of the Health, Safety and Environment Committee
(5)    Member of the Independent Reserves Committee

2006 Annual Information Form - Vermilion Energy Trust	34

AUDIT COMMITTEE MATTERS

Audit Committee Charter

Vermilion has established an audit committee (the "Audit Committee") to assist the Board of Directors in carrying out its oversight responsibilities with respect to, among other things, financial reporting, internal controls and the external audit process of the Trust. The Audit Committee Terms of Reference are set out in Schedule "C" to this annual information form.

Composition of the Audit Committee

The following table sets forth the name of each current member of the Audit Committee, whether pursuant to applicable securities legislation, such member is considered independent, whether pursuant to applicable securities legislation, such member is considered financially literate and the relevant education and experience of such member.

Name	Inde-pendent	Financially Literate	Relevant Education and Experience
W. Kenneth Davidson (Chair)	Yes	Yes
Mr. Davidson holds Bachelor of Science degrees in Mathematics and Business and a Masters in Business Administration degree. Mr. Davidson has obtained significant financial experience and exposure to accounting including internal controls and procedures for financial reporting and complex financial issues as a director, officer or consultant to a number of companies involved in the banking and securities areas of the financial services sector.

Joseph F. Killi	Yes	Yes
Mr. Killi holds a Bachelor of Science degree, a Bachelor of Commerce degree and a Chartered Accountant designation. As a Chartered Accountant, Mr. Killi attained experience in preparing, auditing, analyzing and evaluating financial statements including internal controls and procedures for financial reporting. Mr. Killi has an understanding of the accounting principles used by the Trust as well as the implications of those accounting principles on the Trust's financial results. Mr. Killi has also obtained significant financial experience and exposure to accounting and financial issues in a number of senior positions with Parkbridge Lifestyle Communities Inc., Rosebridge Capital Corp. Inc. and Trizec Corporation and in his role as a director and audit committee member of other public and private companies.

Larry J. Macdonald	Yes	Yes
Mr. Macdonald holds a Bachelor of Science degree. In 2005, Mr. Macdonald attended a financial literacy course at the University of Toronto's Rotman's School of Management in conjunction with the Institute of Corporate Directors. In addition, Mr. Macdonald has obtained financial experience and exposure to accounting and financial issues in a number of senior officer positions with Point Energy Ltd., Pointwest Energy Inc., Westpoint Energy Inc. and Anderson Exploration Ltd. and as a director, audit committee member and officer of a number of other public and private companies as well as not-for-profit organizations.

William F. Madison	Yes	Yes
Mr. Madison holds a Bachelor of Science in Petroleum Engineering. Mr. Madison attended the Harvard Program for Management Development. Mr. Madison has obtained financial experience and exposure to accounting and financial issues as the Chairman of Montana Tech Foundation and as a senior executive of Marathon Oil Company and as a director, audit committee member and officer of other public and private companies.

External Audit Service Fees

During the years ended December 31, 2006 and 2005, Deloitte & Touche LLP, the auditors of the Trust, received the following fees from the Trust:

Item	2006	2005
Audit fees(1)	$1,075,057	$545,737
Audit related fees(2)	$107,563	$154,565
Tax fees(3)	$-	$-

2006 Annual Information Form - Vermilion Energy Trust	35

Notes:
(1)    Audit fees consisted of professional services rendered by Deloitte & Touche LLP for the audit of the Trust's financial statements for the years ended December 31, 2006 and 2005, fees for the review of the quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.
(2)    Audit related fees are for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the heading "Audit Fees".
(3)    Tax fees were for tax compliance, tax advice and tax planning.

Vermilion Share Capital

Vermilion is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Series A Exchangeable Shares are authorized. The Trust is the sole holder of the issued and outstanding shares of Vermilion, other than the Exchangeable Shares.

Common Shares

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of Vermilion and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of Vermilion and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of Vermilion upon the liquidation, dissolution, bankruptcy or winding-up of Vermilion or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

Each Exchangeable Share will have economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Right granted to the Voting and Exchange Trust Agreement Trustee) as set forth in the Exchangeable Share Provisions. In addition, holders of Exchangeable Shares will have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares and the Voting and Exchange Trust Agreement. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded down to the nearest whole number of Trust Units. Holders of Exchangeable Shares will not receive cash distributions from the Trust. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders in the manner described below. Holders of Exchangeable Shares may receive dividends from Vermilion at the discretion of the directors of Vermilion.

The initial Exchange Ratio upon the completion of the Arrangement was equal to one. On each Distribution Payment Date, the Exchange Ratio will be increased, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then-prevailing Current Market Price of a Trust Unit. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend divided by the then-prevailing Current Market Price of a Trust Unit.

Ranking

The Exchangeable Shares will rank rateably with shares of any other series of exchangeable shares of Vermilion and prior to any common shares of Vermilion and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of Vermilion.

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of Vermilion. Vermilion anticipates that it may from time to time declare dividends on the Exchangeable Shares up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

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Certain Restrictions

Vermilion will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a)
pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b)	redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

(c)	redeem or purchase any other shares of Vermilion ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)	amend the articles or by-laws of Vermilion in any manner that would affect the rights or privileges of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

Liquidation or Insolvency of Vermilion

In the event of the liquidation, dissolution or winding-up of Vermilion or any other proposed distribution of the assets of Vermilion among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from Vermilion, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and Trust Subsidiary will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Trust Subsidiary, as applicable. This right may be exercised by either the Trust or Trust Subsidiary.

Upon the occurrence of an Insolvency Event, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Trust Subsidiary to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time, as described under the subheading "Voting and Exchange Trust Agreement- Optional Exchange Right".

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Trust Subsidiary will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

(a)
any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b)
the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

2006 Annual Information Form - Vermilion Energy Trust	37

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and Trust Subsidiary described below, a holder of Exchangeable Shares will be entitled at any time to require Vermilion to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded down to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to Vermilion or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be seven business days after the date on which Vermilion or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by Vermilion, the Retraction Date will not occur on such seventh business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests Vermilion to redeem the Exchangeable Shares, the Trust and Trust Subsidiary will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested Vermilion to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, Vermilion will immediately notify the Trust and Trust Subsidiary. The Trust or Trust Subsidiary must then advise Vermilion within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Trust Subsidiary nor be redeemed by Vermilion. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested Vermilion to redeem will on the Retraction Date be purchased by the Trust or Trust Subsidiary or redeemed by Vermilion, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or Trust Subsidiary to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Trust Subsidiary have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement-Optional Exchange Right".

The Retraction Call Right may be exercised by either the Trust or Trust Subsidiary. If, as a result of solvency provisions of applicable law, Vermilion is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Vermilion will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Vermilion will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right. See "Voting and Exchange Trust Agreement- Optional Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and Trust Subsidiary, Vermilion:

(a)
will, on the tenth anniversary of the Effective Date, subject to extension of such date by the board of directors of Vermilion (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units; and

(b)
may, at any time when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (other than Exchangeable Shares held by the Trust and its subsidiaries and as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively with the Automatic Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share (unless contested in good faith by the Trust).

2006 Annual Information Form - Vermilion Energy Trust	38

Vermilion will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by Vermilion.

The Trust and Trust Subsidiary will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by Vermilion on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Trust Subsidiary, as applicable. If either the Trust or Trust Subsidiary exercises the Redemption Call Right, then Vermilion's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Trust Subsidiary.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Vermilion or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 5% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefore, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Vermilion will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares will not be issued to persons who are Non-Residents or who are exempt from tax under Part I of the Tax Act.

Voting and Exchange Trust Agreement

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust will issue a Special Voting Right to Computershare Trust Company of Canada, the Voting and Exchange Trust Agreement Trustee, for the benefit of the holders (other than the Trust and Trust Subsidiary) of the Exchangeable Shares. The Special Voting Right will carry a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded down to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Right will be exercisable in the same manner as set forth above.

2006 Annual Information Form - Vermilion Energy Trust	39

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Right which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Right only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Right, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Right will cease upon the exchange of all such holder's Exchangeable Shares for Trust Units. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Trust Subsidiary and Vermilion are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Optional Exchange Right

Upon the occurrence and during the continuance of:

(a)  an Insolvency Event; or

(b)  circumstances in which the Trust or Trust Subsidiary may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Optional Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or Trust Subsidiary to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and Trust Subsidiary not to exercise a Call Right which is then exercisable by the Trust and Trust Subsidiary, Vermilion, the Trust or Trust Subsidiary will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Optional Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Optional Exchange Right.

The purchase price payable by the Trust or Trust Subsidiary for each Exchangeable Share to be purchased under the Optional Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, Vermilion is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Optional Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or Trust Subsidiary will be required to purchase such shares from the holder in the manner set forth above.

2006 Annual Information Form - Vermilion Energy Trust	40

Support Agreement

The Trust Support Obligation

Under the Support Agreement, the Trust will agree that:

(a)
the Trust will take all actions and do all things necessary to ensure that Vermilion is able to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of Vermilion, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by Vermilion; and

(b)	the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of Vermilion.

The Support Agreement will also provide that the Trust will not issue or distribute to the holders of all or substantially all of the outstanding Trust Units:

(a)  additional Trust Units or securities convertible into Trust Units;

(b)  rights, options or warrants for the purchase of Trust Units; or

(c)  units or securities of the Trust other than Trust Units, evidences of indebtedness of the Trust or other assets of the Trust;

unless the same or an equivalent distribution is made to holders of Exchangeable Shares, an equivalent change is made to the Exchangeable Shares, or the approval of Vermilion and holders of Exchangeable Shares has been obtained.

In addition, the Trust may not subdivide, reduce, consolidate, reclassify or otherwise change the terms of the Trust Units unless an equivalent change is made to the Exchangeable Shares or the approval of the holders of Exchangeable Shares has been obtained.

In the event of any proposed takeover bid, or similar transaction affecting the Trust Units and supported by the Trust, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust or any of its respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of Vermilion, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all of the assets of the Trust. With the exception of administrative changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of Vermilion and the Trustee are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will agree to not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its subsidiaries and other affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will agree to make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

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Notes

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Note Indenture") dated January 16, 2003 and made between Vermilion Acquisition Ltd. (prior to its amalgamation with Vermilion under the Arrangement) and Computershare Trust Company of Canada, as trustee (the "Note Trustee"), which contains a complete statement of such attributes and characteristics. The Notes have been issued under the Note Indenture.

Terms and Issue of Notes

Pursuant to the Arrangement, Notes were issued to the Trust and to former holders of common shares and options of Vermilion. Notes issued to such former holders were transferred by such holders to the Trust in return for Trust Units. As a result, the Trust holds all of the issued and outstanding Notes.

The Notes are unsecured and bear interest from the date of issue at 13% per annum. Interest will be payable for each month during the term on the 15th day of the month following such month. The first interest payment was due on March 15, 2003 for the period commencing on the Effective Date and ending on February 28, 2003.

Although pursuant to the terms of the Note Indenture Vermilion is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus, Vermilion is not required to make any payment in respect of principal until December 31, 2028, subject to the terms of any secured financing and subject to extension in the limited circumstances provided in the Note Indenture.

In contemplation of the possibility that Notes may be distributed to Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "Non-Fund Holders") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes.

Ranking

The Notes will be unsecured debt obligations of Vermilion and will rank pari passu with all other unsecured indebtedness of Vermilion, but subordinate to all secured debt.

Events of Default

The Note Indenture will provide that any of the following shall constitute an Event of Default: (a) default in payment of the principal of the Notes when required; (b) the failure to pay all of the interest obligations on the Notes for a period of three months; (c) if Vermilion has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and Vermilion has failed to remedy such default within applicable curative periods; (d) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (e) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Vermilion specifying such default and requiring Vermilion to rectify the same; (f) Vermilion ceasing to carry on its business; and (g) material default by Vermilion under material agreements if property is liable to forfeiture or termination.

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Royalty Agreement

Coincident with the Arrangement becoming effective, the Partnership and the Trust entered into the Royalty Agreement pursuant to which the Partnership granted the Royalty to the Trust. As owner of the Royalty, the Trust is entitled to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by the Partnership after certain costs, expenditures and deductions which include 99% of: (i) all amounts of interest and principal payable by Vermilion on account of or in respect of its credit facilities (ii) specified amounts of interest and principal payable by Vermilion on account of or in respect of its indebtedness to the Trust; (iii) the Partnership's share of operating costs and capital expenditures; (iv) amounts required to be paid to certain reserves; (v) general and administrative expenses; and (vi) acquisition costs of future oil and gas properties and related tangibles. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

From time to time upon notice from the Partnership, the Trust has an obligation (the "Deferred Purchase Price Obligation") to pay the Partnership, as additional consideration for the Royalty, such portion of the acquisition cost of future oil and gas properties and capital expenditures including amounts borrowed by Vermilion to fund such costs and expenditures as may be designated by the Partnership. The Trust's obligation to pay amounts as a Deferred Purchase Price Obligation is subject to it having available funds from certain designated sources.

The Partnership is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Royalty shall burden only the working interest retained by or reserved to the Partnership. Any net proceeds from the sale of properties subject to the Royalty shall be allocated to the Trust as to 99% of the net proceeds after being reduced by the credit facilities applicable to the properties. The remaining 1% and all amounts allocated to tangibles and miscellaneous interests shall be allocated to the Partnership.

Under the Royalty Agreement, the Trust is obligated to reimburse the Partnership in respect of 99% of certain non-deductible crown royalties paid by the Partnership; and the Partnership shall be entitled to set off such amounts reimbursable to it against payments to the Trust on account of the Royalty.

The Royalty does not constitute an interest in land. Except upon the insolvency of the Partnership, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

MARKET FOR PRICE RANGE AND TRADING VOLUME OF SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol VET.UN. The following table sets forth the closing price range and trading volume of the Trust Units for the periods indicated:

2006	High	Low	Volume (000's	)
January	$31.07	$29.55	3,061
February	$31.21	$26.51	4,230
March	$33.27	$30.40	5,332
April	$34.16	$31.75	3,693
May	$35.27	$30.10	3,728
June	$34.59	$29.10	3,806
July	$35.79	$32.21	3,010
August	$36.59	$34.03	2,740
September	$35.70	$32.10	4,200
October	$37.99	$30.40	4,465
November	$34.70	$29.56	8,258
December	$35.62	$32.94	2,680
2007	High	Low	Volume (000's	)
January	$35.18	$30.33	4,664
February	$34.19	31.00	3,705
March 1 to 15	$32.15	30.55	1,747

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CONFLICTS OF INTEREST

The directors and officers of Vermilion are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Vermilion may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof, neither the Trust nor Vermilion is aware of any existing or potential material conflicts of interest between the Trust and Vermilion and a director or officer of Vermilion.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Neither the Trustee, Vermilion nor any director or officer of Vermilion, nor any other insider of the Trust, or Vermilion, nor any associate or affiliate of any one of them has or has had, at any time since the year ended December 31, 2006, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or Vermilion.

LEGAL PROCEEDINGS

The Trust is not party to any significant legal proceedings as of March 30, 2007.

MATERIAL CONTRACTS

The Trust has not entered into any material contracts outside its normal course of business.

INTERESTS OF EXPERTS

As at the date hereof, principals of GLJ, the independent engineers for the Trust, personally disclosed in certificates of qualification that they neither had nor expected to receive any of the outstanding Trust Units.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of Vermilion and the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

Reserve Estimates

The reserve and recovery information contained in the GLJ Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by GLJ.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by Vermilion for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on Vermilion's ability to satisfy its obligations under the Notes and on amounts, if any, payable by the Partnership to the Trust under the Royalty Agreement thereby decreasing the amount of Distributable Cash to be distributed to Unitholders.

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Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry in Canada and the foreign jurisdictions in which the Trust operates, will not be changed in a manner which adversely affects Unitholders. This includes, but is not limited to the status of mutual fund trusts and the resource allowance.

Competition

Vermilion actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, some of which have significantly greater financial resources than Vermilion. Vermilion's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Vermilion's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Vermilion.

Vermilion's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Operational Matters

The operation of oil and gas wells and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Vermilion and possible liability to third parties. Vermilion will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected operations, to the extent that such insurance is available. Vermilion may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Vermilion or its subsidiaries to certain properties. Such circumstances could impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount receivable by the Trust from the Partnership under the Royalty Agreement.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Vermilion or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on Vermilion. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

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Kyoto Protocol

Canada, France and Netherlands are signatories to the United Nations Framework Convention on Climate Change and all have ratified the Kyoto Protocol established thereunder. Canada, France and Netherlands, as Annex B parties to the Kyoto Protocol, and France and Netherlands as a party to the European Union Regional Integration Organization, are required to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gasses".

Vermilion's exploration and production facilities and other operations and activities in Canada, France, Netherlands and Australia will emit a small amount of greenhouse gasses which may subject Vermilion to legislation regulating emissions of greenhouse gases and which may include a requirement to reduce emissions or emissions intensity from Vermilion's operations and facilities. The direct or indirect costs of complying with emissions regulations may adversely affect the business of Vermilion in Canada, France, the Netherlands and Australia.

Debt Service

Vermilion may, from time to time, finance a significant portion of its operations through debt (other than the Notes). Amounts paid in respect of interest and principal on debt incurred by Vermilion may impair Vermilion's ability to satisfy its obligations under the Notes or reduce the amount received by the Trust under the Royalty Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Vermilion of its obligations under the Notes or the Royalty Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over substantially all of the assets of Vermilion its Subsidiaries and the Trust. If Vermilion becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Vermilion its Subsidiaries and the Trust.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to Vermilion, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

Taxation of Vermilion

Vermilion is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the Royalty Agreement. During the period that Exchangeable Shares issued by Vermilion are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. Vermilion intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Vermilion, if any, plus resource pools and UCC created by capital expenditures of Vermilion. If there are not sufficient resource pools, UCC and non-capital losses carried forward or other deductions to shelter the income of Vermilion, then cash taxes may be payable by Vermilion. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against Vermilion, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

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Changes in Income Tax Laws

Income tax laws and administrative policies regarding mutual fund trusts may be changed in a manner which adversely affects the Trust and/or the Unitholders.

On December 21, 2006 the Minister of Finance (Canada) released draft legislation to implement proposals originally announced on October 31, 2006 relating to the taxation of certain distributions from certain "specified investment flow-through" ("SIFT") trusts and SIFT partnerships (the "October 31 Proposals"). The October 31 Proposals would impose a tax at the trust level on distributions of certain income from SIFT trusts (which could include the Trust) and partnerships at a rate of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the Unitholder. Existing SIFT trusts will have a four-year transition period, and subject to the qualifications below, will not be subject to the October 31 Proposals until January 1, 2011. Assuming the October 31 Proposals are enacted in their current form, the implementation of such legislation would be expected to result in adverse tax consequences to the Trust and certain Unitholders (including most particularly Unitholders that are tax exempt trusts (such as Exempt Plans) and non-residents of Canada) and may impact cash distributions from the Trust.

Pursuant to the October 31 Proposals, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise have been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Returns of capital generally are (and under the October 31, 2006 Proposal will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax.

The proposals provide that there is no intention to inhibit "normal growth" of a SIFT during the transition period, but "undue expansion" could result in the transition period being "revisited" presumably with the loss of the benefit to the SIFT of that transitional period. As a result, the adverse tax consequences associated with the October 31 Proposals could be realized by the Trust sooner than January 1, 2011. On December 15, 2006, the Department of Finance (Canada) issued guidelines on the meaning of "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a SIFT trust's market capitalization as of the end of trading on October 31, 2006 (which would include the SIFT's issued and outstanding publicly traded trust units and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% for each calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a)	new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop such substitutes);

(b)
replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour limits; and

(c)
the exchange for trust units, of exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Trust's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $2,375 million, which means the Trust's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $950 million and for each of calendar 2008, 2009 and 2010 is an additional approximately $475 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

While these guidelines are such that it is unlikely they would affect the Trust's ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Trust's ability to undertake more significant acquisitions.

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It is not known at this time when the October 31 Proposals will be enacted by Parliament, if at all, or whether the October 31 Proposals will be enacted in the form currently proposed. If the October 31 proposals are enacted, there can be no assurance that the Trust will be able to reorganize its legal and tax structure to substantially mitigate the expected impact.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Vermilion will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections or acquisitions of additional oil and gas properties, Vermilion's initial production levels and reserves will decline.

Vermilion's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Vermilion's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Vermilion's reserves and production will decline over time as reserves are exploited.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Vermilion. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in Vermilion, the Notes, the Royalty Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholders Limited Liability

The Trust Indenture provides that no Unitholders will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

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In addition, the Income Trust Liability Act (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the Securities Act (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and in some cases, the Winding Up and Restructuring Act (Canada). As a result, in the event a restructuring of the Trust was necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Trust Units may be in a different position that a holder of unsecured indebtedness of a corporation.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount the Trust pays to service debt, potentially impacting Distributions to Unitholders.

In addition, an increase in the exchange rate for the Canadian dollar versus the U.S. dollar would result in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

Mutual Fund Trust Status

It is intended that the Trust continue to qualify as a mutual fund trust for the purposes of the Income Tax Act (Canada) (the "Tax Act"). The Trust may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

•
By virtue of its status as a mutual fund trust, the Trust has been accepted for registration as a "registered investment" for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans and registered education savings plans (“RESPs”) (collectively, "Exempt Plans"). As such, Trust Units are qualified investments for Exempt Plans and if the Trust's status as a "registered investment" is revoked in any year by virtue of ceasing to be a "mutual fund trust", the Trust Units would remain as qualified investments for Exempt Plans until the end of the year following such year.

•
Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable on income attributable to the Trust Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency.

•
The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalty held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

•	The Trust would cease to be eligible for the capital gains refund mechanism available under the Tax Act.

•
Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

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In addition, the Trust may take certain measures in the future to the extent the Trust believes such measures are necessary to ensure the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units.

Increase in Operating Costs or Decline in Production Level

An increase in operating costs or a decline in Vermilion’s production level could have an adverse effect on Vermilion’s cash flow and, therefore, could reduce distributions to Unitholders and affect the market price of the Trust Units. The level of production may decline at rates greater than anticipated due to unforeseen circumstances, many of which are beyond Vermilion's control. A significant decline in production could result in materially lower revenues and cash flow and, therefore, could reduce distributions to Unitholders and affect the market price of the Trust Units.

Acquisition Assumptions

When making acquisitions, Vermilion estimates future performance of the assets to be acquired that may prove to be inaccurate. Acquired assets are subject to inherent risks associated with predicting the future performance of those assets. Vermilion makes certain estimates and assumptions respecting the economic potential of the assets it acquires which may not be realized over time. As such, assets acquired may not possess the value Vermilion attributed to them, which could adversely impact Distributable Cash.

Additional Financing

Vermilion’s credit facility and any replacement credit facility may not provide sufficient liquidity. The amounts available under Vermilion's credit facility may not be sufficient for future operations, or Vermilion may not be able to obtain additional financing on attractive economic terms, if at all. Any failure to obtain financing may have a material adverse effect on Vermilion's business, and distributions to Unitholders may be reduced, suspended or eliminated.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Vermilion's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Trust is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced.

Potential Conflicts of Interest

Circumstances may arise where members of the Board of Directors or officers of Vermilion are directors or officers of corporations which are in competition to the interests of Vermilion. No assurances can be given that opportunities identified by such persons will be provided to Vermilion.

GAAP Adjustments

Canadian Generally Accepted Accounting Principles ("GAAP") require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in Vermilion’s consolidated financial statements. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and may result in an inability to borrow funds and/or may result in a decline in the Trust Unit price.

Lower oil and gas prices increase the risk of write-downs of Vermilion’s oil and gas property investments. Under GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit" that is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, Vermilion must charge the amount of the excess against earnings. If oil and natural gas prices decline, Vermilion’s net capitalized cost may exceed this ceiling, ultimately resulting in a charge against its earnings. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market.

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Market Accessibility

A decline in Vermilion’s ability to market oil and natural gas production could have a material adverse effect on its production levels or on the price that Vermilion receives for production which, in turn, could reduce distributions to its Unitholders and the trading price of the Trust Units.

Vermilion’s business depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. Canadian federal and provincial, as well as United States federal and state, regulation of oil and gas production, processing and transportation, tax and energy policies, general economic conditions, and changes in supply and demand could adversely affect Vermilion’s ability to produce and market oil and natural gas. If market factors change and inhibit the marketing of Vermilion production, overall production or realized prices may decline, which could reduce distributions to Unitholders.

ADDITIONAL INFORMATION

Additional information relating to the Trust may be found on SEDAR at www.sedar.com. Additional information related to the remuneration and indebtedness of the directors and officers of VRL, and the principal holders of Trust Units and Rights to purchase Trust Units and securities authorized for issuance under the Trust's equity compensation plans, where applicable, are contained in the information circular of the Trust in respect of its most recent annual meeting of Unitholders. Additional financial information is provided in the Trust's audited financial statements and management's discussion and analysis for the year ended December 31, 2006.

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SCHEDULE "A"
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR (FORM 51-101F2)

To the board of directors of Vermilion Energy Trust (the "Company"):

1.	We have prepared an evaluation of the Company’s reserves data as at December 31, 2006. The reserves data consist of the following:

(a)  (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006, using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b)  (i) proved oil and gas reserves estimated as at December 31, 2006, using constant prices and costs; and

 (ii) the related estimated future net revenue.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

		Location of
	Description and	Reserves			Net Present Value of Future Net Revenue
Independent	Preparation Date of	(Country or Foreign		(before incometaxes, 10% discount rate - $M)
Qualified Reserves Evaluator	Evaluation Report	Geographic Area	)	Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	February 17, 2007	Australia		-	$366,479	-	$366,479
GLJ Petroleum Consultants	February 17, 2007	Canada		-	$644,890	-	$644,890
GLJ Petroleum Consultants	February 17, 2007	France		-	$970,199	-	$970,199
GLJ Petroleum Consultants	February 17, 2007	Netherlands		-	$188,272	-	$188,272
TOTAL				-	$2,169,840	-	$2,169,840

5.	In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.	Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 27, 2007

“Jodi L. Anhorri"
Jodi L. Anhorn, M. Sc., P. Eng. VP Corporate Evaluations

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SCHEDULE "B" REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE (FORM 51-101F3)

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Vermilion Energy Trust (the "Company") are responsible for the preparation and disclosure, or arranging for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluators is presented in Schedule A to the Annual Information Form of the Company for the year ended December 31, 2006.

The Independent Reserves Committee of the Board of Directors of the Company has:

(a)  reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)   met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c)  reviewed the reserves data with Management and the independent qualified reserves evaluators.

The Independent Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with Management. The Board of Directors has, on the recommendation of the Audit and Independent Reserves Committees, approved:

(a)  the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)  the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c)  the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

“Lorenzo Donadeo”
Lorenzo Donadeo, President and Chief Executive Officer

“Curtis Hicks”
Curtis W. Hicks, Executive Vice President and Chief Financial Officer

“Larry J. Macdonald”
Larry, J. Macdonald, Director and Chairman of the Board

“William F. Madison”
William F. Madison, Director

March 23, 2007

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SCHEDULE "C"
TERMS OF REFERENCE FOR THE AUDIT COMMITTEE
I. PURPOSE

The primary function of the Audit Committee (the “Committee”) is to assist the Board in fulfilling its oversight responsibilities by reviewing:

A. the financial information that will be provided to the unitholders and others;

B. the systems of internal controls, management and the Board of Directors have established; and

C. all audit processes.

D. Primary responsibility for the financial reporting, information systems, risk management and internal controls of Vermilion Energy Trust (“Vermilion” or the “Trust”) is vested in management and is overseen by the Board.

II. COMPOSITION AND OPERATIONS

A.	The Committee shall be composed of not fewer than three directors and not more than five directors, all of whom are independent[1] directors of Vermilion.

B.
All Committee members shall be “financially literate”[2] and at least one member shall have "accounting or related financial expertise". The Committee may include a member who is not financially literate, provided he or she attains this status within a reasonable period of time following his or her appointment and providing the Board has determined that including such member will not materially adversely affect the ability of the Committee to act independently.

C.	The Committee shall operate in a manner that is consistent with the Committee Guidelines outlined in Tab 8 of the Board Manual.

D.
Vermilion’s auditors shall be advised of the names of the Committee members and will receive notice of and be invited to attend meetings of the Committee, and to be heard at those meetings on matters relating to the Auditor's duties.

E.
The Committee has the authority to communicate with the external auditors as it deems appropriate to consider any matter that the Committee or auditors determine should be brought to the attention of the Board or unitholders.

F. The Committee shall meet at least four times each year.

III. DUTIES AND RESPONSIBILITIES
Subject to the powers and duties of the Board, the Committee will perform the following duties:

A. Financial Statements and Other Financial Information
The Committee will review and recommend for approval to the Board financial information that will be made publicly available. This includes:

i)    review and recommend approval of Vermilion’s annual financial statements, MD&A and press release and report to the Board of Directors before the statements are approved by the Board of Directors;

ii)    review and recommend approve for release Vermilion’s quarterly financial statements, MD&A and press release;

(1)    Independence requirements, including those specifically for Audit Committee members, are described in the Appendix to Tab 6, Board Operating Guidelines.
(2)    The Board has adopted the OSC definition of “financial literacy”, which is an individual who has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements.

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TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

iii)  satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from Vermilion’s financial statements, other than the public disclosure referred to in items (i) and (ii) above, and periodically assess the adequacy of those procedures; and

iv)  review the Annual Information Form and any Prospectus/Private Placement Memorandums.

Review and discuss:

v)   the appropriateness of accounting policies and financial reporting practices used by Vermilion;

vi)  any significant proposed changes in financial reporting and accounting policies and practices to be adopted by Vermilion; and

vii) any new or pending developments in accounting and reporting standards that may affect Vermilion.

B.  Risk Management, Internal Control and Information Systems
The Audit Committee will review and obtain reasonable assurance that the risk management, internal control and information systems are operating effectively to produce accurate, appropriate and timely management and financial information. This includes:

i)  review the Trust’s risk management controls and policies;

ii)  obtain reasonable assurance that the information systems are reliable and the systems of internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor and external auditor; and

iii) review management steps to implement and maintain appropriate internal control procedures including a review of policies.

C.   External Audit
The External Auditor is required to report directly to the Committee, which will review the planning and results of external audit activities and the ongoing relationship with the external auditor. This includes:

i) review and recommend to the Board, for unitholder approval, engagement and compensation of the external auditor;

ii) review the annual external audit plan, including but not limited to the following:
a)  engagement letter
b)  objectives and scope of the external audit work;
c)  procedures for quarterly review of financial statements;
d)  materiality limit;
e)  areas of audit risk;
f)  staffing;
g)  timetable; and
h)   proposed fees.

iii) meet with the external auditor to discuss the Trust's quarterly and annual financial statements and the auditor's report including the appropriateness of accounting policies and underlying estimates;

iv) maintain oversight the External Auditor’s work and advise the Board, including but not limited to:
a)   the resolution of any disagreements between management and the External Auditor regarding financial reporting;
b)   any significant accounting or financial reporting issue;
c)   the auditors' evaluation of Vermilion's system of internal controls, procedures and documentation;
d)   the post audit or management letter containing any findings or recommendation of the external auditor, including management’s response thereto and the subsequent follow-up to any identified internal control weaknesses;
e)   any other matters the external auditor brings to the Committee’s attention; and
f)   assess the performance and consider the annual appointment of external auditors for recommendation to the Board.

v) review the auditor’s report on all material subsidiaries;

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TERMS OF REFERENCE FOR THE AUDIT COMMITTEE (CONTINUED)

vi)  review and receive assurances on the independence of the external auditor;

vii)  review and pre-approve any non-audit services to be provided by the external auditor's firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; and

viii)  meet periodically, and at least annually, with the external auditor without management present.

D. Compliance
   The Committee shall:

i) Ensure that the External Auditor’s fees are disclosed by category in the Annual Information Form in compliance with regulatory requirements;

ii) Disclose any specific policies or procedures has adopted for pre-approving non-audit services by the External Auditor including affirmation that they meet regulatory requirements;

iii) Assist the Governance and Human Resources Committee with preparing the Trust’s governance disclosure by ensuring it has current and accurate information on:
a) the independence of each Committee member relative to regulatory requirements for audit committees;
b) the state of financial literacy of each Committee member, including the name of any member(s) currently in the process of acquiring financial literacy and when they are expected to attain this status; and
c) the education and experience of each Committee member relevant to his or her responsibilities as Committee member.
iv) Disclose if the Trust has relied upon any exemptions to the requirements for Audit Committees under regulatoryrequirements.

E. Other
The Committee shall:

i) establish and periodically review implementation of procedures for:

a)	the receipt, retention and treatment of complaints received by the Trust regarding accounting, internal accounting controls, or auditing matters; and
b)   the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

ii) review and approve the Trust’s hiring policies regarding partners, employees and former partners and employees of the present and former External Auditor;

iii) review insurance coverage of significant business risks and uncertainties;

iv) review the Trust’s Reclamation Fund (the “Fund”)
a)  approve fund managers and monitor performance; and
b)  review the forecast of costs and funding requirements and approve of contributions to the Fund.

v) review material litigation and its impact on financial reporting;

vi) review policies and procedures for the review and approval of officers’ expenses and perquisites; and

vii) review the terms of reference for the Committee annually and make recommendations to the Board as required.

IV. ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on financial matters relative to the Trust.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

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2800, 400 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J3
403.269-4884 tel - 403.264.6306 fax
investor_relations@vermilionenergy.com

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